SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                                 ENUCLEUS, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

           DELAWARE                          7371               11-2714721
 ------------------------------  ---------------------------  -----------------
(State or Other Jurisdiction of (Primary Standard Industrial (I.R.S. Employer
 Incorporation or Organization)  Classification Code Number) Identification No.)

                15545 S. 71st Court, Orland Park, Illinois 60462
                                 (708) 444-7300
         ---------------------------------------------------------------
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)


                                  John Paulsen
                15545 S. 71st Court, Orland Park, Illinois 60462
                                 (708) 444-7300
            -------------------------------------------------------
           (Name, Address and Telephone Number of Agent For Service),

                                    Copy to:
                                Jerold N. Siegan,
Arnstein & Lehr, 120 S. Riverside Plaza, Suite 1200, Chicago, Illinois 60606


     Approximate Date of Commencement of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

---------------------------- ----------------- ------------------ -------------------- ---------------
  TITLE OF EACH CLASS OF        AMOUNT TO BE    PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED      OFFERING PRICE    AGGREGATE OFFERING    REGISTRATION
                                                  PER UNIT (1)           PRICE               FEE
---------------------------- ----------------- ------------------ -------------------- ---------------
  Common stock, par value       10,000,000           $0.08             $800,000            $402
     $0.001 per share
---------------------------- ----------------- ------------------ -------------------- ---------------
---------------------------- ----------------- ------------------ -------------------- ---------------
  Common stock, par value        1,437,500           $0.08             $115,000            $ 58
    $0.001 per share (2)
---------------------------- ----------------- ------------------ -------------------- ---------------
---------------------------- ----------------- ------------------ -------------------- ---------------
Total:                          11,437,500           $0.08             $915,000            $460
---------------------------- ----------------- ------------------ -------------------- ---------------

     (1) The proposed maximum offering price per share is estimated solely for purpose of calculating the registration fee in accordance with Rule
          457(c) on the basis of the average of the last high and low sales on the over-the-counter bulletin board market as of November 5, 2002.

     (2)  Selling shareholders pursuant to agreements to register such shares.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                   PROSPECTUS


                                 eNucleus, Inc.
                    Up to 11,437,500 shares of Common Stock
                            $0.001 Par Value per Share


     This prospectus relates to the offer and sale of up to 11,437,500 shares of our common stock, par value $0.001 per share, by certain of our shareholders identified in this prospectus. The shareholders are referred to throughout this prospectus as the "selling security holders".

     Cornell Capital Partners, L.P. ("Cornell") may acquire up to 10,000,000 shares of our common stock pursuant to the terms of an Equity Line of Credit (the "Equity Line of Credit"). In addition, Cornell and its designees acquired a total of 1,250,000 shares of our common stock, Westrock Advisors, Inc. ("Westrock") acquired 125,000 shares of our common stock and Butler Gonzalez LLP ("Gonzalez") acquired 62,500 shares of our common stock as fees for services provided to us in connection with the private placement of the Equity Line of Credit. We are not selling any shares of common stock in this offering and will not receive any of the proceeds from the sales of shares by the selling security holders. We will receive the proceeds from the sale of the shares under the Equity Line of Credit and we did receive the benefit of the services provided by Cornel, Westrock and Gonzalez in connection with the private placement of the Equity Line of Credit. All costs associated with this registration statement are being borne by us.

     The shares of common stock are being offered by the selling security holders on a "best efforts" basis at prices established on the Over-the-Counter Bulletin Board market during the term of this offering. There are no minimum purchase requirements. Prices will fluctuate during the term of the offering based on the demand for the shares of common stock and the number of shares of common stock available at any time.

     Cornell is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of common stock acquired by it under the Equity Line of Credit. Cornell will pay us 95% of the lowest closing bid price for the five days immediately following a request for advance under the Equity Line of Credit. In addition, we have paid Cornell a one-time commitment fee of 1,250,000 shares of common stock and will pay a fee of 8% of the cash amount of each advance under the Equity Line of Credit. Cornell intends to sell up to 10,000,000 shares of common stock that may be acquired pursuant to the Equity Line of Credit and the 1,250,000 shares of common stock acquired as a one-time commitment fee. The 5% discount, 8% fee and one-time commitment fee are underwriting discounts. See "Equity Line of Credit".

     Gonzalez intends to sell up to 62,500 shares of common stock issued to it as fees in connection with the Equity Line of Credit.

     Westrock intends to sell up to 125,000 shares of common stock issued to it as fees in connection with the Equity Line of Credit.

     With the exception of Cornell, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission or after Cornell has advanced $5.0 million, whichever occurs first. None of the proceeds from the sale of stock by the selling security holders will be placed in escrow, trust or any similar account.

     Our common stock is quoted on the Over-The-Counter ("OTC") Bulletin Board under the symbol "ENCU". On November 5, 2002, the last sale price of our common stock on the OTC Bulletin Board was $0.08 per share.

INVESTING IN THE COMMON STOCK OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" CONTAINED IN THIS PROSPECTUS BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this prospectus is ____________, 2002.

                               TABLE OF CONTENTS


Summary                                                                  4
Risk Factors                                                             5
Use of Proceeds                                                         16
Dilution                                                                16
Selling Security Holders                                                18
Plan of Distribution                                                    19
Equity Line of Credit                                                   21
Description of Securities and Market Price Information                  23
Description of the Business                                             24
Description of Properties                                               28
Management's Discussion and Analysis of Operations                      29
Management                                                              33
Security Ownership of Certain Beneficial Owners and Management          34
Executive Compensation                                                  35
Legal Matters                                                           36
Experts                                                                 37
Where You Can Find More Information                                     37
Security and Exchange Commission Position on Certain
Indemnification                                                         37
Financial Statements - 12/31/01 & 12/31/00 - Audited                    F-1
Financial Statements - 06/30/02 & 06/30/01 - Unaudited                  F-18


     We have not authorized anyone to provide information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to the "Company", "we", "us" and "our" refer to eNucleus, Inc., a Delaware corporation.

     This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in these documents, the words "anticipate," "feel," "believe," "estimate," "expect," "plan," and "intend" and similar expressions are intended to identify forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements. These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of our existing capital resources and our ability to raise additional capital to fund cash requirements for future operations, (ii) general effects of our restructuring and emergence from Chapter 11 reorganization, (iii) uncertainties involved in the rate of growth and acceptance of our products, (iv) volatility of the stock market, particularly within the technology sector, (v) the ability to use our capital stock as a currency for acquisitions and growth, (vi) existing and future governmental rules, regulations, and requirements as applied both to business in general, and (vii) general economic conditions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, the expectations reflected in these forward-looking statements may prove to have been incorrect.

                                     SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS BEFORE MAKING AN INVESTMENT DECISION.

                  ISSUER:     eNucleus, Inc.
                              15545 S. 71st Court
                              Orland Park, IL 60462
                              Telephone: (708) 444-7300

 DESCRIPTION OF BUSINESS:     We are a wholesaler of Internet infrastructure.
                              Our target market is comprised of system integrators, web developers, software providers and telecom resellers. Our core product offerings include co-location, high-speed Internet access, data storage, and application delivery.
                              Together, this offering provides our
                              clients with a scaleable and brand
                              able platform for the development of
                              their ebusiness initiatives without
                              the extensive capital outlay
                              otherwise required.

            THE OFFERING:     This offering relates to the sale of our common
                              stock by certain persons who are or will become our stockholders as result of advances made to us under the Equity Line of Credit.

                                 Shares: up to 11,437,500 by selling security holders

                                 Price: Market

SELLING SECURITY HOLDERS:     The selling security holders consist of:

                                 Cornell Capital Partners, L.P. who intends to sell up to 10,250,000 shares of our Common stock;

                                 Butler Gonzalez LLP who intends to sell up to 62,500 shares of our common stock;

                                 Westrock Advisors, Inc., who intends to sell up to 125,000 shares of our common stock.


                                 Other selling security holders, who intend to sell up to 1,000,000 shares of our common stock.

         USE OF PROCEEDS:     We will not receive any of the proceeds from
                              the sale of common stock by the Selling Security
                              Holders. The proceeds from the sale of our common stock under the Equity Line of Credit will be used for general corporate purposes and to fund our growth.

            RISK FACTORS:     The securities offered hereby involve a high
                              degree of risk and will result in immediate and substantial dilution. See "Risk Factors" and "Dilution"

                                  RISK FACTORS

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus, any accompanying prospectus supplement, and the information incorporated by reference before investing in the common stock offered hereby. The price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. In addition, the risks described below are not the only ones facing us. We have described only the risks we consider material. However, there may be additional risks that we view as not material or of which we are not presently aware.

If any of the events described below were to occur, our business, prospects, financial condition or results of operations or cash flow could be materially adversely affected. When we say that something could or will have a material adverse effect on it, we mean that it could or will have one or more of these effects.

Risks Related to our Business

GENERAL EFFECTS OF OUR BANKRUPTCY FILING

     The filing of our bankruptcy petition, and the publicity attendant thereto, may adversely affect our business. Our competitive advantage may also be hindered because of the taint and stigma associated with a bankruptcy petition filing. We believe that such taint and stigma is especially true for companies providing ebusiness infrastructure, including managed hosting services, because of the fear from potential customers that the company will go out of business and not be able to provide the valuable services. Additionally, although we believe that we have good relationships with our suppliers and vendors, there can be no assurance that such suppliers and vendors will continue to provide such goods and services to us due to the concerns regarding credit worthiness resulting from the chapter 11 proceeding. Also it may be difficult for us to obtain financing (whether debt or equity) as we may require to fund operations and/or growth. Due to delays in our financing, we will need to negotiate payment terms with some of our administrative claim holders. There can be no assurance that we will reach agreement with these parties or be able to satisfy their indebtedness in a timely manner acceptable to them.

WE HAVE BEEN SUSTAINING LOSSES AND OUR INDEPENDENT AUDITORS HAVE EXPRESS DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN

     Our revenue to date has not been sufficient to offset the expenses incurred in our business activities. We cannot assure you that we will ever achieve profitability. In their report dated April 15, 2002, our independent auditors stated that our financial statements for the year ended December 31, 2001 were prepared assuming that we would continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of continued operating losses and is subject to our ability to generate profits and/or obtain necessary funding from outside sources, included obtaining funding from the sale of our securities or obtaining loans from various financial sources. The going concern qualification increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

WE WILL NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE TO FINANCE OUR OPERATIONS.

         We have always relied heavily on external financing to fund operations. We will need to raise additional funds to finance continuing operations until cash flows from operations are sufficient. We may seek such funding by offerings of our equity securities, offerings of debt securities or obtaining financing through a bank or other entity. We have not established a limit as to the amount of debt we may incur nor have we adopted a ratio of our equity to a debt allowance. There is no assurance that financing will be available from any source, that it will be available on terms acceptable to us, or that any future offering of securities will be successful. If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of our outstanding common stock. We could suffer adverse consequences if we are unable to obtain additional capital when needed.

WE ARE UNCERTAIN AS TO SOURCES OF THE ADDITIONAL FINANCING WE WILL NEED

     We may use our common stock to fully or partially finance future operations and acquisitions. In the event that our common stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may be required to utilize our cash resources, if available, in order to pursue acquisitions. If we do not have sufficient cash resources, our growth may be limited unless we are able to obtain additional capital through debt or equity financings. We may be unable to obtain a working capital line of credit or other financing we may need for acquisitions or to keep operating. If our financial resources are inadequate, we may be unable to successfully implement our business strategy.


WE MANY ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK OR SHARES OF PREFERRED STOCK WHICH MAY DILUTE OUR SHAREVALUE.

     Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. As of September 30, 2002, there were approximately 20 million shares of common stock to be issued (subject to the provisions granted under the court approved Plan of Reorganization, not including shares to be granted upon finalization of the transaction contemplated by this prospectus) and no shares of preferred stock issued and outstanding. The future issuance of all or part of our remaining authorized common stock or preferred stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. In addition, the value for which any common stock or preferred stock may be issued in the future will be established by our Board of Directors without additional approval by the stockholders. The issuance of common stock or preferred stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

THE AUTHORIZATION OF OUR PREFERRED STOCK MAY HAVE AN ADVERSE EFFECT ON THE RIGHTS OF HOLDERS OF OUR COMMON STOCK.

     We may, without further action or vote by our shareholders, designate and issue additional shares of our preferred stock. The terms of any series of preferred stock, which may include priority claims to assets and dividends and special voting rights, could adversely affect the rights of holders of the common stock and thereby reduce the value of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make the possible takeover of us or the removal of our management more difficult and defeat hostile bids for control of us which bids might have provided shareholders with premiums for their shares.

INADEQUATE MARKET LIQUIDITY MAY MAKE IT DIFFICULT TO SELL OUR STOCK.

     Only a limited number of shares of our common stock are actively traded in the public market and we cannot give assurance that the market for our stock will develop sufficiently to create significant market liquidity. An investor may find it difficult or impossible to sell shares of our common stock in the public market because of the limited number of potential buyers at any time. In addition, the shares of our common stock are not eligible for margin security and it is unlikely that a lending institution would accept our common stock as collateral for a loan.

THE VOLATILITY OF OUR STOCK PRICE COULD ADVESELY AFFECT OUR STOCKHOLDERS.

     There is currently a public market for our common stock, but we can give no assurance that there will always be such a market. The trading price of our common stock is highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results; announcements of technological innovations; changes in financial estimates by securities analysts; announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; sales of common stock; or other general economic or stock market conditions, many of which are beyond our control.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD DISCOURAGE UNSOLICITED TAKEOVER ATTEMPTS, WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Certain provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control without the approval of our Board of Directors. In addition, our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock without further approval by the stockholders. These provisions may have the effect of discouraging others from attempting to acquire us without our consent, even if the transactions would be beneficial to our stockholders and could limit the price some investors might be willing to pay in the future for shares of our common stock.

WE ARE IN THE EARLY STAGES OF IMPLEMENTING OUR BUSINESS PLAN

     We have only recently begun to execute on our business plan. We face all of the risks common to companies in their early stages of development, including:

  o  undercapitalization and uncertainty of funding sources,

  o high initial expenditure levels and uncertain revenue streams, o an unproven business model,

  o difficulties in managing operations offering different products and services in different geographic locations, and

  o  difficulties in managing growth.

THE APPLICATION OF THE "PENNY STOCK REGULATION" COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Our securities may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. The foregoing required penny stock restrictions will not apply to our securities if such securities maintain a market price of $5.00 or greater. We can give no assurance that the price of our securities will reach or maintain such a level.


WE ARE DEPENDENT ON OUR MANAGEMENT TEAM

     We are dependent on the continued efforts of our executive officers, in particular John C. Paulsen, our President and Chief Executive Officer. We do not maintain key person life insurance on any of our executive officers. If any of these people become unable to continue in his or her role with us, or if we are unable to attract and retain other qualified employees, our financial performance and business prospects will probably be negatively impacted.

WE MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY

     To manage our anticipated growth, we must be able to implement and improve our operational and financial systems and train and manage an expanding employee base. Further, we must be able to manage multiple relationships among various financial institutions, investors, suppliers, strategic partners, technology distributors and other third parties. Our systems, procedures, and controls may not be currently sufficient to support current or future operations. Our management team may be unable to deal with this expansion to achieve the rapid execution necessary to fully exploit the opportunities we see in our targeted market. We also cannot assure you that we will be able to successfully compete with the more extensive and well-funded operations of our competitors. We may be unable to manage growth, integrate operations effectively or achieve the rapid expansion necessary to fully exploit the market window for our services in a timely and cost-effective manner.

OUR QUARTERLY OPERATING RESULTS COULD VARY DRAMATICALLY

     Our revenues, gross profit, operating income and net income are likely to vary in the future from quarter to quarter, perhaps substantially. Factors that may affect this quarter-to-quarter variability include:

  o disruption or degradation of our network infrastructure and data center,

  o  loss of significant strategic alliances

  o  the short-term nature of certain client commitments,

  o fluctuations in Internet and IT spending and bandwidth used by clients,

  o  loss of a major client,

  o  seasonality that may accompany budget cycles,

  o  the timing, size and mix of service and product offerings,

  o  the timing and size of new projects,

  o  the timing and magnitude of required capital expenditures,

  o pricing changes and increases in capital expenditures in response to various competitive factors,

  o market factors affecting the availability of network interconnectivity and bandwidth for our clients and qualified technical personnel,

  o  timing and client acceptance of new service offerings,

  o changes in the trends affecting the outsourcing of Internet-based IT services,

  o additional selling, general and administrative expenses to acquire and support new business,

  o  increased levels of technological change in the industry, and

  o  general economic conditions.

     Our operating results will be affected by changes in our network charges, Colocation charges and equipment costs.

NETWORK AND DATA CENTER FAILURES COULD LEAD TO SIGNIFICANT COSTS

     We must protect our network and data center infrastructure and equipment against damage from human error, physical or electronic security breaches, power loss and other facility failures, fire, earthquake, flood, telecommunications failure, sabotage, vandalism and similar events. Despite precautions, a natural disaster, security breach or other unanticipated problems at one or more of our telecommunication switches, POP connections or data centers could result in interruptions in our services or significant damage to our equipment. In addition, failure of any of our telecommunication or data providers to provide consistent communications and data capacity could result in interruptions in our services. Any damage to or failure of our systems or service providers could result in reductions in, or terminations of, services supplied to our clients, which could have a material adverse effect on our business. We may experience interruptions in specific circuits within our network resulting from events outside our control, which could lead to short-term degradation in the level of performance of our network.

CLIENT SATISFACTION WITH OUR SERVICES IS CRITICAL TO OUR SUCCESS

     Our clients demand a very high level of service. Our clients generally require service on a 24 hours per day, seven days per week basis. If we do not meet required service levels, we may have to provide credits to our clients, which could significantly reduce our revenues. As clients outsource more mission-critical operations to us, we are subject to increased liability claims and client dissatisfaction if our systems fail or our clients otherwise become unsatisfied. In the event of any resulting harm to clients, we could be held liable for damages. Awards for such damages might exceed any liability insurance that might be in place by an unknown but significant amount and could seriously harm our business. Currently, the Company does not maintain liability insurance to cover any potential claims arising these service interruptions.

PROTECTION OF OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

Our ability to develop new technology and technology solutions will depend on the continued innovation, technical expertise and know-how of our employees and consultants. We intend to establish a policy of requiring our employees and consultants to execute confidentiality agreements, however, there can be no assurance that this procedure will be adequate to prevent misappropriation of our technology nor can we be assured that our competitors will not independently develop technologies that are substantially equivalent or superior to those of ours.

OUR ABILITY TO IMPLEMENT AND EXPAND OUR NETWORK IS UNPROVEN AND WILL REQUIRE SUBSTANTIAL FINANCIAL, OPERATIONAL AND MANAGERIAL RESOURCES

     To satisfy client requirements, we must implement, expand and adapt our infrastructure. We are dependent on service providers for our network capacity. The expansion and adaptation of our infrastructure will require substantial financial, operational and management resources. Our ability to connect and manage a substantially larger number of clients is unknown. We have yet to prove our infrastructure's ability to be scaled up to higher client levels while maintaining superior performance. Furthermore, it may be difficult for us to increase quickly our network capacity in light of current necessary lead times within the industry to purchase circuits and other critical items. If we fail to achieve or maintain high capacity data transmission circuits, client demand could diminish because of possible degradation of service. In addition, as we upgrade our infrastructure to increase bandwidth available to our clients, we expect to encounter equipment or software incompatibility which may cause delays in implementation.

WE DEPEND ON NETWORK INTERCONNECTIONS PROVIDED BY THIRD PARTIES THAT MAY RAISE THEIR FEES OR DENY ACCESS

     We rely on a number of public and private network interconnections to allow our clients to connect to other networks. If the networks with which we interconnect were to discontinue their interconnections, our ability to exchange traffic would be significantly constrained. Furthermore, our business will be harmed if these networks do not add more bandwidth to accommodate increased traffic. Many of the companies with which we maintain interconnections are our competitors. There is nothing to prevent any networks, many of which are significantly larger than we are, from charging high usage fees or denying access. In the future, networks could refuse to continue to interconnect directly with us, might impose significant costs on us or limit our clients' access to their networks. In this event, we may not be able to access alternative networks to exchange our clients' traffic on a cost-effective basis. In addition, we may not be able to pass through to our clients any additional costs of utilizing these networks. In these cases, our business could be harmed.

IF WE ARE UNABLE TO CONTINUE TO RECEIVE COST-EFFECTIVE SERVICE FROM OUR PROVIDERS, WE MAY NOT BE ABLE TO PROVIDE OUR SERVICES ON PROFITABLE TERMS

     In delivering our services, we rely on network and services, which are built and operated by others. In order to be able to provide optimal routing to our clients through our infrastructure facilities, we must purchase connections from several providers. We cannot assure you that these providers will continue to provide service to us on a cost-effective basis, if at all, or that these providers will provide us with additional capacity to adequately meet client demand.

OUR BRAND IS RELATIVELY NEW, AND FAILURE TO DEVELOP BRAND RECOGNITION COULD HURT OUR ABILITY TO COMPETE EFFECTIVELY

     To successfully execute our strategy, we must create and strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet network services. In order to build our brand awareness, we intend to significantly increase our marketing efforts, which may not be successful, and we must continue to provide high quality services. As part of our brand building efforts, we expect to increase our marketing budget substantially as well as our marketing activities, including advertising, tradeshows, direct response programs and new switch and POP site launch events.

THE WORK WE PERFORM FOR CLIENTS MAY EXPOSE US TO LIABILITY

     The nature of the services and products we offer expose us to risks. Many of our engagements involve projects that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's needs or to do so in the time frame required by such clients could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we intend to obtain general liability and errors and omissions insurance coverage, currently we do not maintain such insurance there can be no assurance that such coverage will be available on reasonable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or results in changes to our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business.

WE DEPEND ON OUR SUPPLIERS

     Although we have not experienced significant problems with our suppliers of services, hardware, software and componentry, there can be no assurance that such relationships will continue or that, in the event of a termination of our relationships with any given supplier, we would be able to obtain alternative sources of supply without a material disruption in our ability to provide products and services to our clients.

WE COULD BE SUBJECT TO CLAIMS OF INFRINGEMENT BY THIRD PARTIES

     We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     We believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business. However, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.

WE OPERATE IN A RELATIVELY NEW AND EVOLVING MARKET WITH UNCERTAIN PROSPECTS FOR GROWTH

     The market for Internet networks and related services has only recently begun to develop and is evolving rapidly. Although certain industry analysts project significant growth for this market, their projections may not be realized. Our future growth, if any, will depend on the continued trend of businesses migrating toward use of the Internet and our ability to market our services effectively. There can be no assurance that the market for our services will grow, that our services will be adopted, or that businesses will use these Internet-based services to the degree or in the manner that we expect. If we are unable to react quickly to changes in the market, if the market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, then we are unlikely to become or remain profitable.

WE FACE STRONG COMPETITION

     The market for the products and services we offer is highly competitive. Our competitors vary in size and in the scope of the products and new services that they offer. Primary competitors generally include:

  o  complete solution providers,

  o  ISPs (Internet service providers),

  o  web hosting firms,

  o  application hosting firms,

  o  strategic consulting firms,

  o  in-house IT departments of clients, and

  o  computer hardware and service vendors.

     Traditionally, the largest service providers have principally focused on providing solutions to international Fortune 500 companies. A large number of smaller service companies and a growing number of larger companies compete in the middle market segment.

     There are relatively low barriers to entry into our target market. We expect to face competition from established and new companies. Increased competition may result in greater pricing pressure, which could adversely affect our margins. In addition, many of our competitors have greater financial, development, technical, marketing and sales resources than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and to changes in client requirements or to devote greater resources than us for the development, promotion, sale and support of Internet-based products and services. In addition, there is a risk that clients may elect to increase their internal IT resources to satisfy their IT solutions needs. We may also enter new markets and offer new services, and expect to face intense competition from existing and new competitors, particularly since barriers of entry in the IT service industry are relatively low. We cannot assure you that we will continue to provide IT services and products demanded by our target market or be able to compete successfully with existing or new competitors. An inability to compete in our market effectively would negatively impact our financial performance and business prospects.

WE ARE DEPENDENT ON HIRING AND RETAINING SKILLED PERSONNEL

     We must attract, hire and retain personnel who possess the skills and experience necessary to operate our business and serve our clients. Competition for individuals with proven skills is intense. In addition, the Internet-based IT service industry in general experiences a high rate of turnover. We compete for such individuals with Internet companies, systems integrators, providers of outsourcing services, temporary personnel agencies, computer systems consultants, clients and potential clients. Many large competitors have extensive campaigns to hire additional technical personnel or have full time recruiters on staff. Competition for quality technical personnel has continued to intensify, resulting in increased personnel costs for many IT service providers. There can be no assurance we will be able to recruit or retain the technical personnel necessary to execute our strategy. Failure to do so would have a material adverse effect on our financial performance and business.

OUR INDUSTRY IS CHANGING RAPIDLY AND NEW SOLUTIONS ARE CONSTANTLY BEING
INTRODUCED

     The Internet-based IT service and e-commerce industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our success will depend in part on our ability to develop Internet-based IT solutions that keep pace with continuing changes in the IT service and e-commerce industries. There can be no assurance that we will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services non-competitive or obsolete. Our failure to address these developments could have a negative impact on our financial performance and business prospects.

POTENTIAL CLIENTS MAY NOT WIDELY ADOPT INTERNET SOLUTIONS, AND, IF THEY DO, MAY NOT OUTSOURCE SUCH PROJECTS

The market for our products and services will depend upon the adoption of Internet, intranet, extranet and web site solutions by clients. If clients and potential clients choose not to implement such solutions, we will address a smaller market and our revenues could be adversely affected. Some critical unresolved issues concerning the use of Internet solutions are security, reliability, cost, ease of deployment and administration and bandwidth of the Internet itself. These issues may affect the use of such technologies to solve business problems. Some entities would have to change significantly the way they do business to adapt to the Internet. Even if these issues are resolved, businesses might not elect to outsource the design, development and maintenance of their Internet, intranet, extranet and web site solutions to firms such as eNucleus.

OUR OFFICERS AND DIRECTORS HAVE LIMITED LIABILITY AND HAVE INDEMNITY RIGHTS.

     Our Certificate of Incorporation and by-laws provide that we may indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.

WE HAVE NOT PAID ANY DIVIDENDS ON OUR COMMON STOCK AND DO NOT INTEND TO DO SO IN THE FORESEEABLE FUTURE, A PURCHASER IN THIS OFFERING WILL ONLY REALIZE AN ECONOMIC GAIN ON HIS OR HER INVESTMENT FROM AN APPRECIATION, IF ANY, IN THE MARKET PRICE OF OUR COMMON STOCK.

     We have never paid, and have no intentions in the foreseeable future to pay, any cash dividends on our common stock. Therefore an investor in this offering, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.

RISKS RELATED TO THIS OFFER

FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

     Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that is acceptable to us. At October 1, 2002, a total of 1,000,000 shares of common stock were subject to options, warrants and other rights to acquire common stock at a price of $0.20. In addition, no shares were reserved for options available for grant under the Incentive Stock Plan. The Board of Directors authorized such reserve and may grant options to purchase the shares reserved under the plan at any time and on terms established in its discretion. The exercise of these options and warrants at a price less than the market price could dilute the value of outstanding shares and depress the market price. The perception that these options and warrants may be exercised for or converted into common stock that could be sold into the public market could adversely affect the market price of our common stock.

EXISTING STOCKHOLDERS WILL EXPERIENCE SIGNIFICANT DILUTION FROM OUR SALE OF SHARES UNDER THE EQUITY LINE OF CREDIT.

     The sale of shares pursuant to the Equity Line of Credit will have a dilutive impact on our stockholders. As a result, the market price per share of our common stock could decline. In addition, the lower our stock price is, the more shares of common stock we will sell under the Equity Line of Credit to draw the full $5 million commitment. We have been advised that Cornell, the purchaser under the Equity Line of Credit and one of the selling security holders, intends to sell shares purchased under the Equity Line of Credit prior to purchasing the next installment, which will create continuous selling pressure on the market price of our common stock and thereby possibly creating an artificial ceiling on the market price per share of our common stock.

THE PURCHASERS UNDER THE EQUITY LINE OF CREDIT WILL PAY LESS THAN THE PREVAILING MARKET PRICE OF OUR COMMON STOCK.

     The Equity Line of Credit provides that the purchaser will pay 95% of the lowest closing bid prices during the five days following our notice of exercise of our option to sell the shares. In addition, we will pay fees to the purchaser in connection with the Equity Line of Credit of 8% and have issued a total of 1,437,500 shares of common stock for services rendered in connection with the Equity Line of Credit. The sale of shares at a discount to the market value may cause the price of our common stock to decline.

THE SALE OF OUR STOCK UNDER THE EQUITY LINE OF CREDIT COULD ENCOURAGE SHORT SALES BY THIRD PARTIES, WHICH COULD CONTRIBUTE TO THE FURTHER DECLINE OF OUR STOCK PRICE.

     The significant downward pressure on the price of our common stock caused by the sale of material amounts of our common stock under the Equity Line of Credit could encourage short sales by third parties and further contribute to the downward pressure on the price of our common stock.


THE PRICE YOU PAY IN THIS OFFERING WILL FLUCTUATE AND MAY BE HIGHER OR LOWER THAN THE PRICES PAID BY OTHER PURCHASERS IN THIS OFFERING.

     The price in this offering will fluctuate based on the prevailing market price of our common stock. The price you pay in this offering may be higher or lower than the prices paid by other purchasers in this offering.

 THE EQUITY LINE OF CREDIT COULD RESULT IN A CHANGE IN CONTROL.

     We are registering 11,437,500 shares of our common stock, which represents approximately 33% of the common stock outstanding assuming that all of the registered shares are sold under the Equity Line of Credit. If all or a significant number of these shares are held by one or more stockholders as a group, such stockholder could have enough shares to exercise limited control over us.

                                 USE OF PROCEEDS

     The shares of common stock offered by this prospectus are being registered for the account of the selling security holders. We will not receive any proceeds from the sale of common stock by the selling security holders. We will receive the proceeds from the sale of shares to Cornell under the Equity Line of Credit. The Equity Line of Credit calls for a maximum of $5 million in common stock to be sold over a two-year period. The purchase price of the shares purchased under the Equity Line of Credit will be equal to 95% of the lowest closing bid price on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the five consecutive trading days after we notify Cornell of our intention to sell the shares.

     For illustrative purposes, we have set forth below the intended use of the proceeds from the sale of common stock under the Equity Line of Credit. The table assumes estimated offering expenses of $50,000 and commitment fees of 8% of the gross proceeds raised under the Equity Line of Credit payable to Cornell.

Gross Proceeds (1):                     $1,000,000     $3,000,000     $5,000,000
Net Proceeds:                              870,000      2,710,000      4,550,000

Use of Proceeds:
    Payment of existing obligations        400,000        700,000        900,000
    General working capital                220,000      1,260,000      1,650,000
    Acquisitions                           250,000        750,000      2,000,000


(1) We cannot predict the total Gross Proceeds to be raised in this transaction because we have not yet determined the total amount of the advances we intend to draw.

                                    DILUTION

     Our net tangible book value as of June 30 2002 was ($785,000) or ($0.04) per share of common stock. Net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and we will not receive any of the proceeds, our net tangible book value will be unaffected by this offering. Our net tangible book value, however, will be affected by the common stock to be issued under the Equity Line of Credit. The amount of dilution will depend on the selling price and number of shares to be issued under the Equity Line of Credit. The following example shows the dilution to new investors at an offering price of $0.50 per share.

     If we assume that we had issued 10,000,000 shares of common stock under the Equity Line of Credit at an assumed price of $0.50 per share, less commitment fees of $400,000 and offering expenses of $50,000, our net tangible book value as of March 31, 2002, would have been $3.7 million or $0.12 per share. Note that at an offering price of $0.50 per share, we would receive gross proceeds of $5,000,000, or all available funds under the Equity Line of Credit. Such an offering would represent an immediate increase in net tangible book value to existing stockholders of $0.16 per share and an immediate dilution to new stockholders of $0.38 per share, or 76%.

     In order to give prospective investors an idea of the dilution per share they may experience, we have prepared the following table showing the dilution per share at various assumed offering prices. If the sales of shares average below $0.50 per share, it will require the registration of additional shares of common stock.



ASSUMED OFFERING              NUMBER OF SHARES              DILUTION PER SHARE
     PRICE                      TO BE ISSUED                 TO NEW INVESTORS

    $ 0.50                       10,000,000                      $ 0.38
    $ 0.25                       20,000,000                      $ 0.16
    $ 0.10                       50,000,000                      $ 0.05



                            SELLING SECURITY HOLDERS

     None of the selling stockholders have held a position or office, or had any other material relationship with us, except as follows:

     o Cornell is the investor under the Equity Line of Credit. All investment decisions of Cornell are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville
          Advisors, makes the investment decisions on behalf of Yorkville
          Advisors. Cornell and its designees also received a total of 1,250,000 shares of common stock as a commitment fee for entering into the Equity Line of Credit, which shares are being registered in this offering.

     o Gonzalez provided professional services to us in connection with the Equity Line of Credit. For its services, Gonzalez received a payment of $5,000 in cash and 62,500 shares of common stock for services rendered, which shares are being registered in this offering.

     o Westrock is a registered broker-dealer that has been retained by us in connection with the Equity Line of Credit. For its services, Westrock received 125,000 shares of our common stock, which shares are being registered in this offering


Set forth below is certain information relating to the selling security holders. We obtained some of this information from the selling security holders and other sources, which we have not verified.


   SELLING SECURITY      SHARES BENEFICALLY      PERCENTAGE OF      SHARES OFFERED         SHARES         PERCENTAGE OF
        HOLDER            OWNED BEFORE THE    OUTSTANDING SHARES                     BENEFICALLY OWNED     OUTSTANDING
                            OFFERING (1)      BENEFICIALLY OWNED                         AFTER THE           SHARES
                                                  BEFORE THE                            OFFERING (3)      BENEFICIALLY
                                                 OFFERING (2)                                              OWNED AFTER
                                                                                                          THE OFFERING
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Cornell                      10,250,000               33%             10,250,000             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Mark Angelo                     250,000                *                 250,000             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Joseph Donohue                  250,000                *                 250,000             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Robert Farrell                  250,000                *                 250,000             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Matthew Beckman                 250,000                *                 250,000             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Gonzalez                         62,500                *                  62,500             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------
Westrock                        125,000                *                 125,000             0                  *
----------------------- --------------------- -------------------- ----------------- ------------------- ----------------

*less than 1% of common stock outstanding.

     (1) As of the date of this prospectus, Cornell beneficially owns 250,000 shares of common stock, Gonzalez beneficially owns 62,500 shares of common stock and Westrock beneficially owns 125,000 shares of common stock. Additionally, Cornell may acquire up to 10,000,000 shares of common stock under the Equity Line of Credit upon exercise by the Company of its option to sell such shares under the Equity Line of Credit. Pursuant to the terms of the Equity Line of Credit, Cornell may not acquire all of the shares covered by this prospectus unless the Company exercises its option to sell such shares to Cornell.

                                       18


     (2) All shares shown as beneficially owned by the selling security holder before the offering are included in the number of shares outstanding for the purpose of computing the percentage ownership.

     (3)  Assumes that all shares offered hereunder are sold

                              PLAN OF DISTRIBUTION

     The selling security holders have advised us that the sale or distribution of our common stock may be effected directly to purchasers by the selling security holders or by pledges, donees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our shares of common stock is quoted or (ii) in transactions otherwise than on the over-the-counter or in any other market on which the price of our shares of common stock is quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling security holders or by agreement between the selling security holders or by agreement between the selling security holders and underwriters, brokers, dealers or agents, or purchasers. If the selling security holders effect such transactions by selling their shares of our common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation if the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling security holders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Cornell is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the Equity Line of Credit. Cornell will pay us 95% of the lowest closing bid prices of our common stock on the over-the-counter Bulletin Board Market or other principal trading market on which our common stock is traded for the five days immediately following an advance notice date under the Equity Line of Credit. In addition, Cornell will receive a fee of 8% of the proceeds received by us under the Equity Line of Credit, plus a one-time commitment fee of 1,250,000 shares of common stock. The 5% discount, the 8% fee and the one-time commitment fee are underwriting discounts.

     Gonzalez, attorneys for Cornell rendered services in the preparation of the Equity Line of Credit and this offering. For its services, Gonzalez received a fee of $5,000 in cash and 62,500 shares of our common stock.

     In addition, we engaged Westrock Advisors, Inc., a registered broker-dealer, to assist in the placement of the Equity Line of Credit. For its services, Westrock Advisors, Inc. received a fee of 125,000 shares of our common stock.

     Cornell was formed in February 2000 as a Delaware limited partnership. Cornell is a domestic hedge fund in the business of investing in and financing public companies. Cornell does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling security holders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling security holders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify Cornell and its controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $50,000, as well as retention of 8% of the gross proceeds received under the Equity Line of Credit. In addition, the offering expenses consist of: a Securities and Exchange Commission registration fee of $500, printing expenses of $10,000, accounting fees of $10,000, legal fees of $20,000 and miscellaneous expenses of $9,500. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders. We will, however, receive proceeds form the sale of common stock under the Equity Line of Credit.

     The selling security holders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling security holders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling security holders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling security holders are distributing shares covered by this prospectus. Accordingly, except as noted below, the selling security holders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Cornell can cover any short positions only with shares received from us under the Equity Line of Credit. The selling security holders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

                              EQUITY LINE OF CREDIT

     On October 28, 2002, we entered into an Equity Line of Credit with Cornell. Pursuant to the Equity Line of Credit, we may, at our discretion, periodically sell to Cornell shares of common stock for a total purchase price of up to $5 million. For each share of common stock purchased under the Equity Line of Credit, Cornell will pay 95% of the lowest closing bid prices on the over-the-counter bulletin board or other principal market on which our common stock is traded for the five consecutive trading days immediately following the advance notice date. Cornell is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. Further, Cornell will be paid a fee of 8% of each advance under the Equity Line of Credit.

     Pursuant to the Equity Line of Credit, we may periodically sell shares of common stock to Cornell to raise capital to fund our needs. The periodic sale of shares is known as an advance. We may request an advance every seven trading days. A closing will be held six trading days after such written notice at which time we will deliver shares of common stock and Cornell will pay the advance amount. Our right to request an advance and Cornell's obligation to purchase shares under the Equity Line of Credit is conditioned upon us registering the shares of common stock with the Securities and Exchange Commission for resale by Cornell. The costs associated with this registration will be borne by us.

     We may request the initial advance under the Equity Line of Credit upon the effective date of the registration statement of which this prospectus is a part. Thereafter, we may continue to request advances until Cornell has advanced $5.0 million or two years after the effective date of the registration statement, whichever occurs first. The amount of each advance is subject to an aggregate maximum advance amount of $75,000. The amount available under the Equity Line of Credit is not dependent on the price or volume of our common stock.

     We cannot predict the actual number of shares of common stock that will be issued pursuant to the Equity Line of Credit, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions. Assuming we drew down the entire $5.0 million available under the Equity Line of Credit and the purchase price was $0.50 per share, we would issue 10,000,000 shares of our common stock. These shares would represent 34% of our then outstanding common stock, after giving effect to the shares expected to be issued in conjunction with the Plan of Reorganization. We are registering 10,000,000 shares of common stock for the sale under the Equity Credit Line. Accordingly, we may need to register additional shares of common stock in order to fully utilize the $5 million available under the Equity Credit Line if the market price of our common stock averages below $0.50 per share.

     We have the right to set a minimum acceptable price for the purchase price of the shares related to any particular advance. When evoking a minimum acceptable price option when making an advance request, the advance is automatically set with a withdrawal feature, whereby a pro rata portion of the advance amount would be reduced based on the number of days the closing bid price of the Company's Common Stock during the pricing period is lower than the minimum acceptable price. The shares of Common Stock issued shall also be reduced to correspond with the reduction in the advance notice amount. (For example, if the closing bid price of the Company's Common Stock on the Advance Notice Date is $0.035, and the Minimum Acceptable Price as determined by the Company is $0.030. For every day during the Pricing Period that the closing bid price of the Company's Common Stock is below $0.030 the Advance Notice amount shall be reduced by Twenty Percent (20%). If the Advance Notice amount is Seventy Five Thousand Dollars ($75,000) and the closing bid price of the Company's Common Stock is below the Minimum Acceptable Price for two (2) of the five (5) days of the Pricing Period, the Purchase Amount shall be reduced by 40% (2 x 20%) or Thirty Thousand Dollars ($30,000) (40% of $75,000 = $30,000) and
therefore the reduced Advance Notice amount shall be Forty Five Dollars ($45,000) (the "Reduced Advance Notice amount") ($75,000-$30,000 = $45,000).
Accordingly the number of shares of Common Stock issued to the Investor shall be reduced and calculated by dividing the Reduced Advance Notice amount by the Purchase Price.)

     Additionally, we have the right, upon written notification to Cornell within forty five (45) days from the date the Registration Statement is declared effective, to make a cash tender buy-back of the 1,250,000 shares of common stock Cornell received as its commitment fee at a fixed price of $0.12 per share. However, this buy-back option shall be subject to early and immediate termination should the price of our common stock during the 45 day period fall below $0.08 per share.

     The issuance of shares under the Equity Line of Credit could result in a change of control. If all or a significant block of these shares are held by one or more stockholders working together, then such stockholder or stockholders would have enough shares to exercise limited control over us.

     Proceeds used under the Equity Line of Credit are intended to be used in the manner set forth in the "Use of Proceeds" section of this prospectus. We cannot predict the total amount of proceeds to be raised in this transaction because we have not yet determined the total amount of the advances we intend to draw.

     You should be aware that there is an inverse relationship between our stock price and the number of shares to be issued under the Equity Line of Credit. That is, as our stock price declines, we would be required to issue a greater number of shares under the Equity Line of Credit for a given advance. This inverse relationship is demonstrated by the following table, which shows the number of shares to be issued under the Equity Line of Credit at a price of $0.50 per share and at $0.25 and $0.10. This table does not take into account any shares of our common stock that would be issued upon exercise of options or warrants.

Purchase Price                     $0.50               $0.25               $0.10
Number of Shares (1)          10,000,000          20,000,000          50,000,000
Total Outstanding (2)         31,437,500          41,437,500          71,437,500
Percent Outstanding (3)              32%                 48%                 70%


(1) Represents the number of shares that would be issued at the indicated price to utilize the entire $5 million available under the Equity Line of Credit.

(2) Represents the total number of shares of common stock that would have been outstanding as of June 30, 2002, after the issuance of the shares to Cornell and taking into consideration the aniticipated number of shares to be issued in accordance with the Plan of Reorganization

(3) Represents the shares of common stock to be issued as a percentage of the total number of shares outstanding.

             DESCRIPTION OF SECURITIES AND MARKET PRICE INFORMATION

     Our common stock was approved for listing on the NASDAQ Over-the- Counter Bulletin Board (OTCBB) on July 26, 2002 under the symbol ENCU. The common stock was previously listed on the OTCBB under the symbol ENCS until May 2001, of which the Company filed for reorganization and did not maintain its filing requirements. The common stock traded on the pink sheets prior to re-listing with the OTCBB. As yet our common stock has experienced limited trading activity. A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which we do not have control. The following table sets forth the high and low sale prices for our common stock for the periods indicated. The quotations below reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

                                              Common Stock
                                              ------------
               Period                         Low Bid        High Bid
               ------                         -------        --------

               2000
               1st Quarter                    $2.50          $5.75
               2nd Quarter                    $1.50          $3.25
               3rd Quarter                    $0.28          $1.81
               4th Quarter                    $0.13          $0.72

               2001
               1st Quarter                    $0.13          $0.23
               2nd Quarter                    $0.001         $0.18
               3rd Quarter                    $0.001         $0.07
               4th Quarter                    $0.001         $0.03

               2002

               1st Quarter                    $0.001         $0.05
               2nd Quarter                    $0.01          $0.60
               3rd Quarter                    $0.02          $0.35
               4th Quarter through            $0.027         $0.085
               November 5, 2002



     As of November 5, 2002, there were approximately 150 holders of record of the common stock, as shown on the records of our transfer agent and registrar of the common stock. Since many shares may be held by investors in nominee names, such as the name of their broker or their broker's nominee, the number of record holders often bears little relationship to the number of beneficial owners of our common stock.

     We have never paid any cash dividends on our stock and anticipate that for the foreseeable future we will retain earnings, if any, for use in the operation of our business. Payments of cash dividends in the future will depend upon our earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other Factors believed relevant by our Board of Directors.

                           DESCRIPTION OF THE BUSINESS

General

     eNucleus is a wholesaler of Internet infrastructure. Our target market is comprised of system integrators, web developers, software providers and telecom resellers. Our core product offerings include co-location, high-speed Internet access, data storage, and application delivery. Together, this offering provides our clients with a scaleable and brandable platform for the development of their ebusiness initiatives.

Strategy

     eNucleus' strategy is to deliver e-business components (space, access, monitoring, storage and email) on a flexible per unit basis. Our target customer has budgeted $100,000 to $2,500,000 per year for their Internet infrastructure needs.

     By leveraging our technology investments through widespread aggregation of client usage, we can deliver a more robust product and service offering for a smaller fixed monthly expenditure.

     Because of the tailored support, scalability, flexibility and the ability to private label our product offerings; our clients can quickly enter the managed service and co-location marketplace with little capital outlay. Through this philosophy eNucleus fills the current gap between traditional co-location providers and managed service offerings.

     We also back these offerings with service level guarantees supported by our Network Operations Center.

Products and Services

eNucleus Powered Solution

     Our products and services include:

          o Co-location hosting -- We deliver co-location and monitoring services to customers requiring a unique platform for custom hosting services. Customers are able to acquire space in our data center on (a). Per U (U = 1.75 inches within a co-location cabinet), (b). Per Cabinet (44U), (c). Per square foot and (d). Per dedicated suite basis. The center meets all the criteria of the Class A Internet service center by delivering state-of-the art reliability, security, and scalable capacity with exacting control.

          o Internet access and high-speed routing - eNucleus delivers high speed and burstable Internet access to its client's premise and hosting environments.

          o Application Delivery - We deliver and manage applications and computer services from a centralized location to multiple users over the Internet and/or a private network. This provides our resellers and their clients with the ability to access software applications anywhere, anytime via the Internet. Applications are accessed just as if they were installed on the local system. Within this environment, we provide "FusionMail" - a robust multi layered virus protection and email management tool and "Office ASPx" - our Microsoft Office and Exchange Mail Internet based application system. This provides our resellers with a cost-effective solution to the demands of ownership, maintenance and upgrades providing a comprehensive alternative to building and managing internal information operations.

          o Data Storage - eNucleus also provides data storage services offering web, database, and application backup capacity that is scalable in network storage volume.
History

     eNucleus began business operations in 1984 in Colorado Springs, Colorado, as a provider of computer systems and componentry. We adopted the name Nucleus, Inc. in December 1998 and reorganized in April 1999 when Nucleus was combined with Nucleus Holding Corporation, a privately-held Illinois corporation based in Chicago, Illinois in a reverse merger. In July, 2000 our shareholders approved our re-incorporation into Delaware from Nevada and changing our name to eNucleus, Inc. from Nucleus, Inc. Our old common stock was traded on the electronic bulletin board of the "over the counter" market under the symbol ENCS. Our stock is now traded under the symbol ENCU.

     Beginning in December, 1999, we engaged Roth Capital Partners (formerly Cruttenden Roth Incorporated) to provide financing by privately placing short term bridge notes of $3 million to $5 million, to consummate our pending acquisitions and initiate a private placement of approximately $15 - $25 million of securities and a follow-on public offering of approximately $50 million. To help facilitate our growth strategy and to consummate pending acquisitions, we raised the bridge financing facility limit and closed the bridge financing at $6.1 million in March 2000.

     During 1999, we acquired four computer systems and service companies (Comp-Pro Computers, Inc. and Young Data Systems, Inc. both operating in Illinois, Innovative Technology Solutions, Inc. operating in Seattle, Washington, and Telos Distributing, Inc. operating in Denver, Colorado). In 2000, we acquired one company (Webnet.com, Inc. operating in Atlanta, Georgia), whose operations primarily focused on providing dedicated Internet access and hosting solutions to middle market companies. Aggregate consideration paid for these five acquisitions were 2,086,000 shares of common stock and an unsecured notes for $1,000,000 and the assumption of debt.

     In August 2000, due to the inability of Roth Capital to complete the private placement and the Internet industry suffering a dramatic and precipitous valuation collapse, the Company decided to strategically focus on only the Internet infrastructure offerings of our business plan (including co-location, connectivity and email services) and elected to discontinue offering non-related computer equipment and supplies sales and associated professional services. As part of this decision, we closed our Seattle and Denver offices as well as discontinued certain operations of our Chicago and Atlanta offices. Revenue from these discontinued operations were approximately $7.2 million for the year ended December 31, 2000.

     On May 10, 2001, as a result of dramatic changes in the Internet industry and financing markets, delays in reaching accord with our short term note holders and other creditors in restructuring our debts and our inability to cure defaults under our data center lease and the landlord's attempts to seize Company assets, we filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois, Eastern Division. We continued to operate as a debtor-in-possession under the supervision of the Bankruptcy Court. On November 6, 2001, the Company's Plan of Reorganization was confirmed thereby enabling the Company to successfully emerge from its Chapter 11 reorganization. Pursuant to the confirmed Plan of Reorganization, among other things, holders of certain allowed claims will receive 1 share of common stock for every $3.00 of debt. Also pursuant to the Plan, the Company's common stock has undergone a 1 for 6 reverse stock split resulting in current stockholders receiving 1 share of new common stock for every 6 shares of old common stock currently owned. The new shares of common stock issued pursuant to the Plan by the Reorganized Company shall be referred to as "New Common Stock".

     As a result of the confirmation of the Company's Plan of Reorganization on November 6, 2001, we adopted fresh-start reporting as required by Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Under fresh-start reporting, the Company's assets and liabilities were adjusted to fair values and a reorganization value for the entity was determined by the Company based upon the estimated fair value of the enterprise before considering values allocated to debt to be settled in the reorganization. The portion of the reorganization value which could not be attributed to specific tangible or identified intangible assets for the Reorganized Company is referred to as reorganization value in excess of amounts allocable to identifiable assets and is reported as "Goodwill" in the financial statements. Fresh-start reporting resulted in the creation of a new reporting entity for accounting purposes (the "Company" or the "Reorganized Company") with no accumulated deficit as of November 1, 2001. As a result of adopting SFAS No. 142 (see "Recent Accounting Pronouncements"), the goodwill recognized in fresh-start reporting will not be amortized, but will be reviewed annually for impairment. We have determined that the goodwill is not impaired as of December 31, 2001, however future impairment of the recorded goodwill may result if actual results of operations or changes in economic or industry conditions differ significantly from assumptions used to derive the reorganization value.

     The financial statements for the Company for the periods subsequent to October 31, 2001 are referred to the "Reorganized Company" and are not comparable to those for the periods prior to October 31, 2001 which are referred to as the "Predecessor Company."

     The reorganization value of the Company was based upon the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected financial information, selected publicly traded company market multiples and other applicable ratios and valuation techniques that we believe to be representative of our business and industry. The valuation was based upon a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the values reflected in the valuation will be realized, and actual results could vary materially. Moreover, the value of our New Common Stock, as traded on the national exchange, may differ materially from the reorganization valuation.

Market Opportunity

     The rapid growth of the Internet as a means of communicating and conducting commerce has been fueled by the ability of companies to interact efficiently and effectively to large numbers of geographically dispersed employees, vendors and customers.

     Demand for the basic tools of the Internet; software and hosting is increasing dramatically. While many businesses have realized the benefits of the Internet, many middle market businesses have not been able to realize the full benefits due to the following reasons: scarcity of technical skills, performance, speed of implementation, security and capacity, forcing companies to continue to outsource the development and maintenance of their ebusiness systems to system integrators, web developers and software providers. Currently, these outsourced agents are forced to work within the expensive and inflexible constraints of today's co-location and managed service environments, leaving little room for profitability.

     eNucleus, through its years of experience with resellers and outsourced agents has developed a wholesale platform that delivers flexible utility grade service at below market cost on a per unit basis. Support for building the outsourced agents business is also cornerstone to our business.

Sales and Marketing

     Our sales and marketing efforts are dedicated to increasing the awareness of our Internet-based solution opportunity and the eNucleus brand. We are implementing a brand development program designed to portray us as a national company with a local presence providing utility grade Internet infrastructure.

     Our sales and marketing group consists of sales professionals and technicians teamed within our regional operations. We intend to add sales and marketing personnel. We employ a team selling approach, whereby our account executives partner with our resellers to identify prospects, conduct sales and manage client relationships. Our account executives work extensively with our resellers to understand their infrastructure needs and deliver the most appropriate solution.

     We intend to use a mix of programs to deliver our message and create a demand for our products and services. Marketing programs will include:

     o Public relations -- leveraging the experience and reputation of our senior management team in pursuing public relations opportunities, speaking engagements and eNucleus-sponsored events.

     o Central lead management programs -- generated by local advertising programs in industry specific publications and general public media,

     o Regional awareness programs -- in which corporate templates are personalized for local offices and multiple forms of media, including direct mail and radio advertising, are utilized to drive demand directly to that office,

     o eNucleus marketing materials -- a collection of marketing and sales materials to be used by account executives in their business generation efforts. These materials include brochures, reprints of articles, fact sheets, white papers, client success stories, PR handbooks, business development guides and client presentation templates.

Competition

     The market for Internet-based technology solutions is intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. We believe that the principal competitive factors in our market are single source, strategic expertise, technical knowledge, best of breed products and services, reliability, client service and price. Most of our current and potential competitors have longer operating histories, larger installed client bases, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than us and could decide at any time to increase their resource commitments to our market. In addition, the market for Internet solutions is relatively new and subject to continuing definition, and, as a result, the core business of certain of our competitors may better position them to compete in this market as it matures. Competition of the type described above could materially adversely affect our ability to realize our goals.

     There are relatively low barriers to entry into our business. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by us, which could have a material adverse effect on our business, results of operations and financial condition.

Employees and Consultants

     As of October 1, 2002, we had approximately 5 full-time employees consisting of 2 executive and 3 sales and administrative positions. We also contract with several outside parties to provide certain sales, engineering and administrative services on an as needed basis. Our employees are not subject to collective bargaining agreements and we believe relations with employees are good.

                            DESCRIPTION OF PROPERTIES

     eNucleus' maintains its executive office at 15545 S. 71st Court, Orland Park, IL 60462. We also lease roughly 5,000 sq ft. in Roswell, Georgia serving as our branch office and data center/operating facility. The leases for our facilities expire through 2008.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1935. Forward-looking statements include statements concerning underlying assumptions and other statements which are other than statements of historical facts. Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially. Our expectations and beliefs are expressed in good faith and are believed by us to have a reasonable basis but there can be no assurance that management's expectations, beliefs or projections will be achieved or accomplished. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under "Risk Factors," as well as factors discussed elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

Summary Financial Information

     The summary financial data set forth below are derived from and should be read in conjunction with the financial statements, including the notes thereto, filed as part of this Registration Statement in Form SB-2.

                                        SUCCESSOR COMPANY/                     PREDECESSOR COMPANY
                                        REORGANIZED COMPANY
                                                       Two Months        Ten Months
                                    Quarter Ended         Ended             Ended         Year Ended
                                    June 30, 2002     Dec. 31, 2001     Oct 31, 2001     Dec. 31. 2000
                                    -------------     -------------     ------------     -------------
STATEMENT OF
OPERATIONS DATA:
Revenue                             $     59,000      $     27,000       $ 398,000       $    261,000
Loss from continuing                     197,000           202,000       5,156,000         15,400,000
operations
Net loss                                 197,000           202,000        5,156,000        24,135,000
Net loss per common share           $       0.01      $       0.01        $    0.38      $       1.30

BALANCE SHEET DATA:
Working capital deficit             $  1,170,000      $  1,396,000           (a)         $     13,331
Total assets                           6,010,000         6,203,000           (a)            2.506,000
Total liabilities                      2,604,000         2,733,000           (a)           13,562,000
Stockholders' Equity                   3,406,000         3,470,000           (a)          (11,294,000)



(a) Balance sheet data as of October 31, 2001 is not provided as it represents a stub reporting period resulting from adopting of the fresh start reporting requirements and is therefore not reported.


                                       29

LIQUIDITY AND CAPITAL RESOURCES

     On November 6, 2001, the Company's Plan of Reorganization was confirmed thereby enabling the Company to successfully emerge from its Chapter 11 reorganization. Although the Plan resulted in a substantial reduction in debt through conversion to equity, further improvements in our liquidity position will be subject to the success of initiatives we are undertaking to increase sales, reduce operating expenses and the effects on our liquidity of market conditions in the industry. Our uses of capital are expected to include working capital for operating expenses and satisfaction of current liabilities, capital expenditures and payments on outstanding debt facilities.

     As shown in our results of operations, we incurred a net loss of $505,000 during the six month period ending June 30, 2002. During such period in 2002, net cash used in operating activities totaled $224,000 and was funded from financing activities under the post petition financing arrangements.

As part of our Plan of Reorganization, we entered into a borrowing facility with Sunami Ventures, LLC ("Sunami") (a related party) for $1.5 million, of which $1.0 million of this facility is designated for the purpose of financing equipment on behalf of customers. Sunami shall receive on account of the borrowings, five shares of New Common Stock for every dollar loaned and a Senior Secured Note for the amount of the borrowings. As of June 30, 2002, eNucleus has received approximately $400,000 under this facility the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. Pursuant to the Sunami financing agreement, in December, 2001, we entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement is secured by certain our assets, guaranteed by John Paulsen and bears interest at the rate of 16%. As of June 30, 2002, eNucleus has received approximately $224,000 under this facility. During the second quarter 2002, we were notified by Capital Equity Group that they would not be able to satisfy the lending requirements of the facility. We are currently pursuing the formal cancellation of the note and security agreement granted as part of the facility and are exploring or legal rights and remedies arising from Capital Equity Group's inability to perform under the agreement.

     The Company's continued existence is dependent on its ability to achieve future profitable operations and its ability to obtain financial support. The satisfaction of the Company's cash requirements hereafter will depend in large part on its ability to successfully generate revenues from operations and raise capital to fund operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within its existing operations will not occur. Management is aggressively pursuing additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include high-yield financing vehicles, short or long-term borrowings or the issuance of equity securities. There can be no assurances that management's efforts in these regards will be successful. Under any of these scenarios, management believes that the Company's common stock would likely be subject to substantial dilution to existing shareholders. The uncertainty related to these matters and the Company's bankruptcy status raise substantial doubt about its ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

     Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed, can significantly improve operating results. The support of the Company's vendors, customers, lenders, stockholders and employees will continue to be key to the Company's future success.


RESULTS OF OPERATIONS

Two Months Ending December 31, 2001 (Reorganized Company)

     Revenues and cost of revenues. Revenues were $27,000 for the two months ending December 31, 2001 representing operations from our managed services. Due to our delays in financing, we have not been able to fully implement our sales and marketing strategy. Costs of revenues were $15,000 or 55.5% of revenue, which include costs associated with providing such services including data center colocation space rental, communication charges, engineering salaries and other related expenses.

     Operating expenses. Operating expenses were $145,000 for two months ending December 31, 2001. Operating expenses included salaries and benefits, facility rentals, utility costs, professional fees as well as costs related to our marketing and business development activities and costs associated with our brand and product offering.

     Depreciation and amortization expense. Depreciation and amortization expense was $63,000 for the two months ending December 31, 2001. As part of adopting fresh-start reporting, the fixed assets were recorded at their fair values and depreciation was captured based upon their estimated remaining useful lives of 3-7 years.

     Interest and Other Expense. Interest expense was $7,000 representing accrued but unpaid interest on our post petition financings.

Ten Months Ending October 31, 2001 (Predecessor Company)

     Revenues and cost of revenues. Revenues were $398,000 for the ten months ending October 31, 2001 representing operations from our managed services. Costs of revenues were $232,000 or 58.3% of revenue, which include costs associated with providing such services including data center colocation space rental, communication charges, engineering salaries and other related expenses.

     Operating expenses. Operating expenses were $1.1 million for the ten months ending October 31, 2001. Operating expenses included salaries and benefits, facility rentals, utility costs, professional fees as well as costs related to our marketing and business development activities and costs associated with our brand and product offering.

     Stock based compensation expense. Stock based compensation expense was $82,500 for the ten months ending October 31, 2001. We grant stock warrants to attract and retain employees, directors and consultants. The majority of these options and warrants vest over a three-year period. As of May 10, 2001 as a result of our bankruptcy, all options and warrants outstanding were cancelled.

     Net reorganization expenses. Reorganization costs recognized during the ten months ending October 31, 2001 include liabilities for rejected contracts and lease agreements, professional fees, fees paid to the Unites States Trustee's Office, fresh-start adjustments and other expenses associated with the Chapter 11 proceedings.

     Depreciation and amortization expense. Depreciation and amortization expense was $433,000 . Depreciation and amortization expense included approximately $389,000 in depreciation expense associated with the build-out of the Atlanta Data Center.

     Interest and Other Expense. Interest expense was $487,000. Effective May 10, 2001 as a result of our filing for bankruptcy protection, interest and other expense charges for pre-petition matters were stayed. Included in interest expense is approximately $5,000 of expense associated with post-petition financing.

For the year ended December 31, 2000 (Predecessor Company)

     Revenues and cost of revenues. Revenues were $261,000 in 2000 representing operations from our managed services. Costs of revenues for 2000 were $141,000 or 54.2% of revenue.

     Operating expenses. Operating expenses were $5.0 million in 2000. Operating expenses included expenses incurred as part of our growth strategy during the first half of 2000, including the addition of key executive management and back office personnel to support the growth of the business and the development and marketing of our brand and product offering.

     Stock based compensation expense. Stock based compensation expense was $1.6 million in 2000. During 2000, we granted stock warrants to attract and retain employees, directors and consultants. The majority of these options and warrants vest over a three-year period.

     Depreciation and amortization expense. Depreciation and amortization expense was $402,000 in 2000. Depreciation and amortization expense included approximately $271,000 in depreciation expense associated with the build-out of the Atlanta Data Center

     Interest and Other Expense. Interest expense was $8.6 million in 2000. Included in interest expense for 2000 was approximately $7.5 million in non-cash interest expense associated with the stock and warrants issued in conjunction with the senior notes.

     Loss from Discontinued Operations. The loss from discontinued operations represents revenues less expenses associated with the operations discontinued, including the operations of our Seattle and Denver offices as well as certain operations of our Chicago and Atlanta offices. Revenue from these discontinued operations were $7.2 million for the year ending 2000.

     Loss from Disposal of Discontinued Operations. The loss from disposal includes the write-off of intangible assets of $6.4 million, valuation losses of $600,000 related to assets disposed of or sold and a charge of approximately $200,000 representing the present value of estimated unrecoverable lease payments associated with the closed offices.

     Net Loss. Net loss was $24.1 million in 2000. As more fully discussed above, the net loss is attributable to growth strategy costs in excess of current period revenues, substantial non-cash interest expense associated with our senior notes financing, losses incurred in our discontinued operations including the write-off of intangible assets associated with the discontinued operations and non-cash stock based compensation.


                                   MANAGEMENT

     We are managed by two executive officers and our board of directors. Set forth below is information relating to our executive officers and members of our board of directors. The Company intends to hire a CFO, as soon as possible.

     The following table contains certain information with respect to our directors and executive officers:

Name                   Age         Position
----                   ---         --------

John C. Paulsen        39          Chairman of the Board/Director, Chief
                                   Executive Officer, Chief Financial Officer and Secretary

Scott Voss             44          President

     John C. Paulsen has served as Chairman of the Board and Chief Executive Officer of eNucleus since April 1999. Prior thereto, Mr. Paulsen served as the President of Nucleus Holding Company. From 1995 to 1997 Mr. Paulsen served as President and CEO of MetroLink Communications, Inc. a long-distance carrier. From 1990 to 1995, Mr. Paulsen served as President and CEO of American Teletronics Long Distance, Inc. a reseller of long-distance telecommunications services.

     Scott Voss joined eNucleus following the bankruptcy petition. Prior thereto, Mr. Voss served as an advisor to the company on various financing, sales and marketing projects. Mr. Voss has extensive experience in developing and growing marketing orientated organizations. Before joining eNucleus, Mr. Voss was President of Sterling Press and Graphics which specialized in collateral development and printing for high growth businesses.

     Board of Directors

Currently, John Paulsen is the Company's sole director. As soon as practicably, Mr. Paulsen, intends to fill the vacancies on the Board of Directors resulting from the previous resignations of the Company's other directors. Included in the Directors so appointed will be two representatives from the creditor committee pursuant to the Company's Plan of Reorganization.

     Our last Annual Shareholder Meeting was held on July 14, 2000 of which nominees for the Board of Directors were approved. Subsequent to the shareholder meeting, and as a result or restructuring and filing of the Chapter 11 petition, each of the directors previously elected to serve (except Mr. John C. Paulsen) resigned from the Board of Directors. Replacement directors were not installed.



     Director Compensation

     Directors receive no compensation for serving on the Board of Directors other than reimbursement of reasonable expenses in attending meetings of the Board of Directors. However, we may consider granted warrants to purchase shares of our common stock in the future as consideration for services rendered.




         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 5, 2002, by (1) each person and group we know that may be deemed to be beneficial owners of more than 10% of our outstanding common stock, (2) each current director, (3) each current named executive officer, and (4) all current directors and current named executive officers as a group. Except as otherwise noted, the address for each owner is in care of eNucleus, Inc., 15545 S. 71st Court, Orland Park, Illinois 60462. Certain of the shares listed below may be deemed to be owned beneficially by more than one stockholder under SEC rules.


                                       Shares Beneficially     Percent of Class
Directors and Officers                 Owned
----------------------
John C. Paulsen                             2,568,808               12.8%
D. Scott Voss                               1,679,167                8.4%

Directors and Officers as a Group           4,247,975               21.2%


Beneficial Owners
Sunami Ventures, LLC (1)                    2,473,274               12.4%
Eric Stari                                  2,000,000               10.0%



(1) One of the principals of Sunami Ventures LLC is John Paulsen's father. Mr. John Paulsen disclaims any beneficial ownership of the shares of Sunami Ventures LLC.



                             EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid for the years ended
December 31, 2001 and 2000 to the individuals who served as our chief executive officer during any part of fiscal year 2001 or 2000 and those serving as executive officers during such periods.

Summary Compensation Table

                                                                                  Securities
                                                                                  Underlying         All Other
Name and Principal Position                    Year      Salary        Bonus       Warrants         Compensation
---------------------------                    ----    ----------    ---------   ------------     ----------------
                                                          ($)           ($)          (#)                ($)
                                                          ---           ---          ---                ---
John C. Paulsen, Chief                         2001     142,923          --           --                --
Executive Officer, President,                  2000     275,000          --           --              1,195(5)
Chief Financial Officer and
Secretary (1)

Scott Voss, President (2)                      2001       6,382          --           --                --

Vincent Sanchez, President and                 2000      54,167          --           --             59,133(6)
Chief Operating Officer (3)

J. Theodore Hartley, Executive                 2000      84,763          --           --                --
Vice President and Chief
Financial Officer (4)

-------------

     (1)  President September, 2000 until December, 2001, Chief Financial
          Officer since September, 2000.

     (2) President beginning in December, 2001, Executive Vice President Sales and Marketing May 2001 to December 2001.

     (3)  From May 24, 2000 to September 7, 2000.

     (4)  From April 15, 1999 to September 6, 2000

     (5)  Consists of premiums paid for term life insurance under which Mr.
          Paulsen is the beneficiary.

     (6) Other compensation consists of consulting fees received prior to becoming employed by the Company.

Compensation Pursuant to Stock Options/Warrants

     On May 11, 2001, we entered into agreements with Mr. John Paulsen and Mr.
Scott Voss whereby they would agree to be employed by the Company and provide their best efforts in assisting the Company through the reorganization process.
They also agreed to a substantially reduced salary during such period and until March 31, 2002 and other certain terms and conditions including a period of non-compete. Under these agreements, the Company would provide a stock grant to manage the reorganization process, reduction in salary, non-compete agreement and other matters equal to 850,000 shares of common stock each individually. The agreements contain a claw-back feature whereby if the individual does not continue employment through March 31, 2002 certain shares of common stock would be forfeited. The agreements also contain a provision whereby the Company, at its sole discretion may buy back the shares for $0.10 per share prior to June
30, 2002.

     In accordance with the Plan of Reorganization, Mr. Paulsen and Mr. Voss were each granted options to purchase 500,000 shares of our common stock. Such options vested on the confirmation date with an exercise price equal to the price of the common stock upon that date and have a ten year life.

                                       35

     During the fiscal year 2000, Mr. Paulsen was granted options to purchase 750,000 shares of our common stock at prices ranging from $1.50 to $2.16 per share. As a result of the bankruptcy, these options were cancelled.


Stock Plans

We have a Stock Purchase Plan for non-qualified options and an Incentive Stock Option Plan for incentive stock options. Under the plans, all our employees, together with other persons who perform substantial services for us or on our behalf, will be eligible to receive incentive and nonstatutory options to purchase eNucleus common stock. The plans are administered by the compensation committee. Under the plans, the exercise price at which the shares of eNucleus common stock covered by each grant may be purchased will be determined on the date of grant by the committee, but can be no less than the par value of such shares and, in the case of incentive stock options, may not be less than the fair market value of such shares on the date of grant. The number of shares covered under the options granted under the plans are subject to adjustments for stock splits, mergers, consolidations, combinations of shares, reorganizations and other recapitalizations. All options outstanding at the time of our filing for bankruptcy were cancelled.

CERTAIN TRANSACTIONS

     During the second quarter 2002, we issued 860,000 shares in exchange for approximately $430,000 of post-petition liabilities that agreed to convert to equity. Associated with these conversions are certain clauses that could result into additional shares being issued to the creditors or shares being returned to us, based upon the eventual liquidation prices achieved by the shareholders in relation to their cost basis. We issued approximately 2.4 million shares to certain employees of the Company whereby the individuals agreed to stay with the Company and provide their best efforts in assisting the Company through the reorganization process. These individuals also agreed to a substantially reduced salary during such period and other certain terms and conditions including a period of non-compete. We issued 1 million shares to our landlord, Sunami Ventures, LLC, as additional inducement of entering into a new lease agreement for the Atlanta facility. Approximately 2 millions shares were issued upon the exercise of option agreements issued in accordance with the Plan of Reorganization. We issued 500,000 shares to a market marking organization to sponsor eNucleus on the OTC Bulletin Board. Additionally, we have issued approximately 2.7 million shares under the borrowing facility with Sunami (a related party, see below) in accordance with the provisions of the Plan of Reorganization.


                                  LEGAL MATTERS

     Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Arnstein & Lehr, Chicago, Illinois.

                                     EXPERTS

     Our balance sheet as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2001, included in this prospectus and in the related Registration Statement, have been audited by Bujan & Associates, Ltd, independent accountants, as stated in their report appearing herein, and are included in reliance on the report of such firm given in their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities that may be offered by the selling security holders. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

     SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION

     Pursuant to Delaware law, our Board of Directors has the power to indemnify officers and directors, present and former, for expenses incurred by them in connection with any proceeding they are involved in by reason of their being or having been an officer or director. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Our Certificate of Incorporation and Bylaws grant this indemnification to our officers and directors.

     To the extent that indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of eNucleus, Inc.:

     We have audited the accompanying consolidated balance sheets of eNucleus, Inc. (a Delaware corporation) (the Company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' (deficit) equity, and cash flows for the two month period ended December 31, 2001, ten month period ended October 31, 2001 and the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eNucleus, Inc. as of December 31, 2001 and 2000 and the results of their operations and cash flows for the two month period ended December 31, 2001, ten month period ended October 31, 2001 and the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the financial statements, the Company continues to incur operating losses and must continue to fund negative working capital needs. Additionally, the Company will need to negotiate payment terms with some of its administrative claim holders. There can be no assurance that the Company will reach agreement with these parties or be able to satisfy their indebtedness in a timely manner acceptable to them These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 16 to the financial statements, the Company has restated the goodwill and equity balances in its previously reported financial statements for 2001 to reflect a revised Reorganization Value of the Company.

/s/  Bujan & Associates, Ltd
-----------------------------
     Bujan & Associates, Ltd


Palos Heights, Illinois
April 15, 2002 (except with respect to the matter discussed in Note 16, as to which the date is July 9, 2002)



                                      eNucleus, Inc.
                                Consolidated Balance Sheets
                                    As of December 31,

                                                           Reorganized     Predecessor
                                                             Company         Company
                                                               2001            2000
                                                               ----            ----
ASSETS:
Current assets:
Cash                                                       $        808    $      1,452
Accounts receivable                                              13,339          69,866
Other current assets                                             51,348         159,839
                                                           ------------    ------------
Total current assets                                             65,495         231,157
                                                           ------------    ------------


Property and equipment, net                                   1,850,597       1,492,434
Goodwill and other intangibles, net                           4,186,554         782,339
Other assets                                                    100,000            --
                                                           ------------    ------------
Total assets                                               $  6,202,646    $  2,505,930
                                                           ------------    ------------


LIABILITIES & STOCKHOLDERS' EQUITY
(DEFICIT):
Current liabilities:
Bridge notes payable                                       $       --      $  6,104,000
Line of credit                                                     --           499,444
Notes payable                                                   633,431         321,950
Accounts payable                                                188,405       2,790,093
Related party payables                                             --           675,848
Accrued expenses                                                639,201       1,922,339
Net liabilities of discontinued operations                         --         1,248,681
                                                           ------------    ------------
Total current liabilities                                     1,461,037      13,562,355
                                                           ------------    ------------

Long term liabilities                                         1,272,069            --
                                                           ------------    ------------
Total liabilities                                             2,733,106      13,562,355
                                                           ------------    ------------

                                                           ------------    ------------
Redeemable securities                                              --           237,586
                                                           ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, $0.001 par value, 900,000,000 shares                 --            12,905
authorized, shares issued and outstanding (12,905,432 on
December 31, 2000)
Additional paid-in capital                                         --        22,542,262
New common equity - issuable                                  3,671,934            --
Stock warrants                                                     --           727,349
Treasury stock                                                     --          (651,838)
Accumulated deficit                                            (202,394)    (33,924,689)
                                                           ------------    ------------

Total stockholders' equity (deficit)                          3,469,540     (11,294,011)
                                                           ------------    ------------

Total liabilities and stockholders' equity (deficit)       $  6,202,646    $  2,505,930
                                                           ============    ============


               See accompanying notes to Consolidated Financial Statements.

                                           F-2



                                           eNucleus, Inc.
                                Consolidated Statements of Operations



                                                        Reorganized         Predecessor Company
                                                        -----------         -------------------
                                                          Company
                                                          -------
                                                         Two Months      Ten Months      Year Ended
                                                         ----------      ----------      ----------
                                                           Ended            Ended
                                                           -----            -----
                                                        Dec 31, 2001    Oct 31, 2001    Dec 31, 2000
                                                        ------------    ------------    ------------
Revenue                                                 $     26,981    $    398,056    $    260,785
Cost of revenue                                               14,975         232,034         141,461
                                                        ------------    ------------    ------------
Gross profit                                                  12,006         166,022         119,324

Operating expenses                                           144,995       1,052,144       4,960,599
Stock based compensation expense                                --            82,500       1,591,913
Net reorganization expense                                      --         3,268,326            --
Depreciation and amortization expense                         62,564         432,700         401,840
                                                        ------------    ------------    ------------
Operating loss from continuing operations                   (195,553)     (4,669,648)     (6,835,028)

Interest and other income (expenses), net                     (6,841)       (486,605)     (8,564,848)
                                                        ------------    ------------    ------------
Loss from continuing operations before income taxes         (202,394)     (5,156,253)    (15,399,876)

Income tax expense                                              --              --              --
                                                        ------------    ------------    ------------
Loss from continuing operations                             (202,394      (5,156,253)    (15,399,876)
Loss from discontinued operations                               --              --        (1,602,474)
Loss on disposal of discontinued operations                     --              --        (7,132,447)
                                                        ------------    ------------    ------------
Net loss                                                $   (202,394)   $ (5,156,253)   $(24,134,797)
                                                        ------------    ------------    ------------

Basic and diluted loss per common share from
continuing operations                                   $      (0.01)   $      (0.38)   $      (1.30)
                                                        ------------    ------------    ------------
Basic and diluted loss per common share from
discontinued operations                                         --              --      $      (0.14)
                                                        ------------    ------------    ------------
Basic and diluted loss per common share from disposal
of discontinued operations                                      --              --      $      (0.60)
                                                        ------------    ------------    ------------
Basic and diluted net loss per common share             $      (0.01)   $      (0.38)   $      (2.04)
                                                        ------------    ------------    ------------

Weighted average shares outstanding - basic and
diluted                                                   20,009,898      13,507,307      11,809,830
                                                        ------------    ------------    ------------


                    See accompanying notes to Consolidated Financial Statements.

                                                F-3



                                        eNucleus, Inc.
             Consolidated Statements of Changes in Shareholders' (Deficit) Equity



                                                                    New          Additonal
                                        Common Stock               Common         Paid in
                                   Shares          Amount          Equity         Capital
                                ------------    ------------    ------------    ------------
Balance, December 31,              9,610,104    $      9,610    $       --      $ 12,250,664
1999 (Predecessor)              ============    ============    ============    ============


Common stock and warrants            365,366             365            --           547,683
sold for cash
Issuance of common stock for         661,000             661            --         1,734,464
acquisitions
Issuance of common stock in
conjunction with debt              1,692,172           1,692            --         6,102,308
offering
Issuance of common stock for         576,790             577            --           245,816
services
Compensation value of                   --              --              --         1,591,913
warrants and options issued
Fair value of assets received           --              --              --           307,000
Accretion of Redeemable                 --              --              --          (237,586)
Common Stock
Repurchase of common stock              --              --              --              --
Net loss                                --              --              --              --
                                ------------    ------------    ------------    ------------
Balance, December 31, 2000
(Predecessor)                     12,905,432          12,905            --        22,542,262
                                ============    ============    ============    ============
Issuance of common stock for
services                             715,000             715            --           106,735
Accretion of Redeemable
Common Stock                            --              --              --           (62,047)
Net loss                                --              --              --              --
Effect of reorganization and
fresh-start reporting            (13,620,432)        (13,620)      3,671,934     (22,586,950)
                                ------------    ------------    ------------    ------------
Balance, October 31, 2001
(Predecessor)                           --              --         3,671,934            --
                                ============    ============    ============    ============
Net loss                                --              --              --              --
                                ------------    ------------    ------------    ------------
Balance, December 31, 2000
(Reorganized)                   $       --      $       --      $  3,671,934    $       --
                                ============    ============    ============    ============


                 See accompanying notes to Consolidated Financial Statements.

                                              F-4



                                        eNucleus, Inc.
             Consolidated Statements of Changes in Shareholders' (Deficit) Equity
                                          (Continued)



                                   Stock          Treasury      Accumulated
                                  Warrants          Stock         Deficit          Total
                                ------------    ------------    ------------    ------------
Balance, December 31,           $    377,069    $       --      $ (9,789,892)   $  2,847,451
1999 (Predecessor)              ============    ============    ============    ============


Common stock and warrants               --              --              --           548,048
sold for cash
Issuance of common stock for            --              --              --         1,735,125
acquisitions
Issuance of common stock in
conjunction with debt                350,280            --              --         6,454,280
offering
Issuance of common stock for            --              --              --           246,393
services
Compensation value of                   --              --              --         1,591,913
warrants and options issued
Fair value of assets received           --              --              --           307,000
Accretion of Redeemable                 --              --              --          (237,586)
Common Stock
Repurchase of common stock              --          (651,838)           --          (651,838)
Net loss                                --              --       (24,134,797)    (24,134,797)
                                ------------    ------------    ------------    ------------
Balance, December 31, 2000
(Predecessor)                        727,349        (651,838)    (33,924,689)    (11,294,011)
                                ============    ============    ============    ============
Issuance of common stock for
services                                --              --              --           107,450
Accretion of Redeemable
Common Stock                            --              --              --           (62,047)
Net loss                                --              --        (5,156,253)     (5,156,253)
Effect of reorganization and
fresh-start reporting               (727,349)        651,838      39,080,942      20,076,795
                                ------------    ------------    ------------    ------------
Balance, October 31, 2001
(Predecessor)                           --              --              --         3,671,934
                                ============    ============    ============    ============
Net loss                                --              --          (202,394)       (202,394)
                                ------------    ------------    ------------    ------------
Balance, December 31, 2000
(Reorganized)                   $       --      $       --      $   (202,394)   $  3,469,540
                                ============    ============    ============    ============


                 See accompanying notes to Consolidated Financial Statements.

                                          F-4(Con't)



                                           eNucleus, Inc.
                                Consolidated Statements of Cash Flows



                                                                          Reorganized
                                                                          -----------
                                                                           Company            Predecessor Company
                                                                           -------            -------------------
                                                                          Two Months       Ten Months      Year Ended
                                                                          ----------       ----------      ----------
                                                                             Ended           Ended
                                                                             -----           -----
                                                                          Dec 31, 2001    Oct 31, 2001    Dec 31, 2000
                                                                          ------------    ------------    ------------
Cash flows from operating activities:
Net loss                                                                  $   (202,394)   $ (5,156,253)   $(24,134,797)
Adjustments to reconcile net loss to net cash provided by (used in)
Loss from discontinued operations                                                 --              --         1,602,474
Loss on disposal of discontinued operations                                       --              --         7,132,447
Net adjustment to assets & liabilities related to Fresh-Start Reporting           --           258,302            --
Non-cash reorganization expense                                                   --         2,824,020            --
Depreciation and amortization                                                   62,564         432,700         401,840
Compensation expense from issuance of equity securities                           --            82,500       1,591,913
Amortization of deferred financial costs and debt discount                        --              --         6,104,000
Accretion of redeemable common stock                                              --              --           234,586
Changes in operating assets and liabilities--
Changes in accounts receivables                                                 19,376          37,151         (69,866)
Changes in other assets                                                         (9,284)        117,776        (131,309)
Changes in payables                                                              9,790         178,615       1,572,027
Changes in accrued expenses                                                     32,895         606,305       1,495,637
                                                                          ------------    ------------    ------------
Net cash in continuing operations                                              (87,053)       (618,884)     (4,201,048)
Net cash in discontinued operations                                               --              --        (1,707,638)
                                                                          ------------    ------------    ------------
Net cash used in operating activities                                          (87,053)       (618,884)     (5,908,686)
                                                                          ------------    ------------    ------------
Cash flows from investing activities:
Capital expenditures                                                              --           (65,597)       (256,975)
                                                                          ------------    ------------    ------------

Net cash (used in)/provided by investing activities                               --           (65,597)       (256,975)
                                                                          ------------    ------------    ------------

Cash flows from financing activities:
Proceeds from senior notes payable                                                --              --         6,104,000
Borrowings (repayments) on notes payable                                        85,424         685,466         191,194
Proceeds from sale of common stock                                                --              --           548,048
Purchase of treasury stock                                                        --              --          (651,838)
Payments of deferred finance costs                                                --              --          (725,400)
Increase in officer loan                                                          --              --           524,628
                                                                          ------------    ------------    ------------
Net cash provided by financing activities                                       85,424         685,466       5,990,632
                                                                          ------------    ------------    ------------

Increase in cash                                                                (1,629)            985        (175,029)

Cash, beginning of period                                                        2,437           1,452         176,481

Cash, end of period                                                       $        808    $      2,437    $      1,452
                                                                          ------------    ------------    ------------
Non-cash investing and financing activities:
Common stock issued with senior notes payable                             $       --      $       --      $  6,104,000
Fair value of stock warrants issued with debt facility                            --              --           305,200
Fixed assets acquired through credit facilities                                   --              --         1,029,425
Fixed assets contributed to company                                               --              --           307,000
                                                                          ------------    ------------    ------------
Stock issued to effect acquisitions                                               --              --         1,735,125
                                                                          ------------    ------------    ------------


                              See accompanying notes to Consolidated Financial Statements.

                                                          F-5

                                 eNucleus, Inc.
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000

(1)  Description of the Business

eNucleus (the Company) is a wholesaler of Internet infrastructure aimed at system integrators, web developers, software providers and telecom resellers. The Company's core product offerings include co-location, high-speed internet access, data storage, and application delivery. Together, this offering provides clients with a scaleable and brandable platform for the development of their ebusiness initiatives.

(2)  Financial Results and Liquidity

     On May 10, 2001, as a result of dramatic changes in the Internet industry and financing markets, delays in reaching accord with short term note holders and other creditors in restructuring their debts and the Company's inability to cure defaults under its data center lease and the landlord's attempts to seize Company assets, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Company continued to operate as a debtor-in-possession under the supervision of the Bankruptcy Court. On November 6, 2001, the Company's Plan of Reorganization was confirmed by the Bankruptcy Court. Pursuant to the confirmed Plan of Reorganization, among other things, holders of certain allowed claims will receive 1 share of common stock for every $3.00 of debt. Also pursuant to the Plan, the Company's common stock has undergone a 1 for 6 reverse stock split resulting in current stockholders receiving 1 share of new common stock for every 6 shares of old common stock currently owned. As part of the distribution of the New Common Stock under the Plan of Reorganization, shareholders shall tender their Old Common Stock to the Reorganized Company designated Stock Transfer Agent no later than October 15, 2002, in accordance with written instructions to be provided to such holders. Those shareholders who do not submit their certificates for exchange prior to October 15, 2002 shall have its claim or interest and its distribution pursuant to the Plan of Reorganization on account of such Old Common Stock discharged and shall be forever barred from asserting any such claim or interest against the Reorganized Company or their respective property.

As a result of the confirmation of the Company's Plan of Reorganization and the application of fresh-start reporting (see Note 3), consolidated financial statements for the Company for the periods subsequent to the Confirmation Date are referred to the "Reorganized Company" and are not comparable to those for the periods prior to the Confirmation Date which are referred to as the "Predecessor Company." Under fresh-start reporting, the reorganization value of the Company was allocated to its assets, the majority of the Company's unsecured creditors converted into common stock, accumulated deficit was eliminated, old common stock was eliminated and new equity in the Reorganized Company was recorded. For financial reporting purposes, the effective date of the adoption of fresh-start reporting is considered to be October 31, 2001, although the Company's confirmation date was November 6, 2001. The results of operations from November 1 to November 6, 2001 were not significant.

As part of the Company's Plan of Reorganization, the Company entered into a borrowing facility with Sunami Ventures, LLC ("Sunami") (a related party) for $1.5 million, of which $1.0 million of this facility is designated for the purpose of financing equipment on behalf of customers. Sunami shall receive on account of the borrowings, five shares of New Common Stock for every dollar loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2001, eNucleus has received approximately $321,000 under this facility the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. Pursuant to the Sunami financing agreement, in December, 2001, the Company entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement is secured by certain assets, guaranteed by Mr. John Paulsen and bears interest at the rate of 16%. As of December 31, 2001, eNucleus has received approximately $62,000 under this facility.

     The Company's continued existence is dependent on its ability to achieve future profitable operations and its ability to obtain financial support. Additionally, the Company will need to negotiate payment terms with some of its administrative claim holders. There can be no assurance that the Company will reach agreement with these parties or be able to satisfy their indebtedness in a time manner acceptable to them. The satisfaction of the Company's cash requirements hereafter will depend in large part on its ability to successfully generate revenues from operations and raise capital to fund operations. There can, however, be no assurance that sufficient cash will be generated from operations or that unanticipated events requiring the expenditure of funds within its existing operations will not occur. Management is aggressively pursuing additional sources of funds, the form of which will vary depending upon prevailing market and other conditions and may include high-yield financing vehicles, short or long-term borrowings or the issuance of equity securities. There can be no assurances that management's efforts in these regards will be successful. Under any of these scenarios, management believes that the Company's common stock would likely be subject to substantial dilution to existing shareholders. The uncertainty related to these matters and the Company's bankruptcy status raise substantial doubt about its ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

     Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed, can significantly improve operating results. The support of the Company's vendors, customers, lenders, stockholders and employees will continue to be key to the Company's future success.

(3)  Fresh-Start Reporting

In accordance with the provisions of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh-start reporting upon confirmation of the Company's Plan of Reorganization. The Company adopted fresh-start reporting because, as a result of implementation of the Plan, holders of the Company's existing common stock immediately before filing and confirmation of the Plan retained less than 50% of the common stock of the emerging entity and the Company's reorganization value at emergence was less than its post-petition liabilities and allowed claims. Under fresh-start reporting, the Company's assets and liabilities were adjusted to fair values and a reorganization value for the entity was determined by the Company based upon the estimated fair value of the enterprise before considering values allocated to debt to be settled in the reorganization. The portion of the reorganization value which could not be attributed to specific tangible or identified intangible assets for the Reorganized Company is referred to as reorganization value in excess of amounts allocable to identifiable assets and is reported as "Goodwill" in the financial statements. The adjustment of assets and liabilities to fair values is included in net reorganization expense in the financial statements.

Fresh-start reporting resulted in the creation of a new reporting entity (the "Company" or the "Reorganized Company") with no accumulated deficit as of November 1, 2001. The goodwill recognized in fresh-start reporting will not be amortized, but will be reviewed annually for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets." The Company determined that the goodwill is not impaired as of December 31, 2001, however future impairment of the recorded goodwill may result if actual results of operations or changes in economic or industry conditions differ significantly from assumptions used to derive the reorganization value.

For financial reporting purposes, the effective date of the adoption of fresh-start reporting is considered to be October 31, 2001, although the Company's confirmation date was November 6, 2001. The results of operations from November 1 to November 6, 2001 were not significant. The financial statements for the Company for the periods subsequent to October 31, 2001 are referred to the "Reorganized Company" and are not comparable to those for the periods prior to October 31, 2001 which are referred to as the "Predecessor Company."

The reorganization value of the Company was based upon the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected financial information, selected publicly traded company market multiples and other applicable ratios and valuation techniques that management believes to be representative of the business and industry. Specifically, the Company considered the conversion price of $16.6 million of creditor debt at $3.00 per share and utilized a net present value cash flow analysis of the Company's three year financial projections using a discount rate of 16%. Based upon their assumptions and other analysis performed, the Company concluded that a Reorganization Value as determined was an appropriate value. The valuation was based upon a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies beyond the Company's control. Accordingly, there can be no assurance that the values reflected in the valuation will be realized, and actual results could vary materially. Moreover, the value of our New Common Stock, as traded on the national exchange, may differ materially from the reorganization valuation.



     The effect of the Plan and the implementation of Fresh-Start Reporting on the Company's balance sheet as of October 31, 2001 was as follows:

                                      Predecessor    Reorganization    Fresh-start        Reorganized
                                        Company          Plan          Adjustments         Company
                                     Oct. 31, 2001    Adjustments                       Oct. 31, 2001

ASSETS:
Cash                                         2,437            --              --                2,437
Accounts receivable                         32,715            --              --               32,715
Other current assets                        42,063            --              --               42,063
                                      ------------    ------------    ------------       ------------
  Total current assets                      77,215            --              --               77,215
                                      ------------    ------------    ------------       ------------

Property and equipment, net              1,169,308            --           743,853(a)       1,913,161
Other Assets                               100,000            --              --              100,000
Goodwill                                      --              --         4,186,554(b)       4,186,554
                                      ------------    ------------    ------------       ------------
  Total assets                           1,346,523            --         4,930,407          6,276,930
                                      ============    ============    ============       ============

LIABILITIES & STOCKHOLDERS' EQUITY:

Notes payable                              608,630            --              --              608,630
Accounts payable                            95,842          82,773            --   (c)        178,615
Accrued expenses                           606,306            --              --              606,306
                                      ------------    ------------    ------------       ------------
  Total current liabilities              1,310,778          82,773            --            1,393,551
                                      ------------    ------------    ------------       ------------
Long term liabilities                         --         1,211,445            --   (d)      1,211,445
                                      ------------    ------------    ------------       ------------
  Total liabilities                      1,310,778       1,294,218            --            2,604,996
                                      ------------    ------------    ------------       ------------
                                      ------------    ------------    ------------       ------------
Liabilities subject to compromise
                                        16,440,605     (16,440,605)           --   (e)           --
                                      ------------    ------------    ------------       ------------

STOCKHOLDERS' EQUITY:
Common stock                                13,620         (13,620)           --   (f)           --
Additional paid-in capital              22,586,950     (22,586,950)           --   (f)           --
Stock warrants                             727,349            --          (727,349)(f)           --
Treasury stock                            (651,838)           --           651,838 (f)           --
New common equity - issuable                  --        37,746,957     (34,075,023)(f)      3,671,934
Accumulated deficit                    (39,080,941)           --        39,080,941 (f)           --

                                      ------------    ------------    ------------       ------------
Total stockholders' equity
(deficit)                              (16,404,860)     15,146,387       4,930,407          3,671,934
                                      ------------    ------------    ------------       ------------
Total liabilities and
stockholders' equity                  $  1,346,523    $       --      $  4,930,407       $  6,276,930
                                      ============    ============    ============       ============


     (a)  Reflects the adjustment of property and equipment to fair value

     (b) Reflects the establishment of Goodwill representing the excess of the reorganization value over the aggregate fair value of the Company's tangible and identifiable assets

     (c) Reflects the reclassification of convenience class and employee class payments to be paid under the Plan

     (d) Reflects the reclassification of secured creditor debt, administrative and tax claims which have been converted into long term notes payable.

     (e) Reflects the conversion of the Company's prepetition unsecured creditors into common stock, less those claims under the convenience class or employee class which are included in payables and secured claims, administrative and tax claims which have been converted into long term notes.

     (f) Reflects the cancellation of the Predecessor Company's common stock, warrants to purchase common stock, treasury stock, and the accumulated deficit as of October 31, 2001 and the issuance of approximately 7.4 million shares to the shareholders and claimants of the Predecessor
          Company.

                                      F-8

(4)  Discontinued Operations

     In August, 2000, the Company decided to strategically focus on higher margin Internet infrastructure services and elected to discontinue offering certain non-related client premise equipment sales and associated professional services. As part of this decision, the Company closed its Seattle and Denver offices as well as discontinued certain operations of its Chicago and Atlanta offices. Additionally, the Company discontinued reselling long distance telephone services. The Company recorded a charge of approximately $7.3 million representing the loss on disposal of these operations resulting from the write off of unamortized goodwill, fixed assets and the present value of estimated unrecoverable lease payments associated with these offices. Revenue and net loss for the discontinued operations were $7.2 million for the year ended December 31, 2000.

(5)  Summary of the Company's Significant Accounting Policies

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     The Company recognizes revenue upon providing of service or delivery to client. Billings made or payments received in advance of providing services are deferred until the period these services are provided.

     Certain of the Company's contracts, include up-front charges for installation services. In accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", the Company defers the revenue and recognizes such over the contract terms. The cumulative effect of this adoption had no net effect on the accompanying consolidated statements of operations.

     Certain contracts with customers may contain service level commitments, which may required the Company to provide credits if required service level commitments are not met. These amounts, if any, are accounted for in cost of sales. To date, credits issued under these arrangements have been immaterial.

Financial Instruments and Concentration of Credit Risk

     The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank borrowings and debt approximates their fair market value. The Company's customer base is composed of businesses throughout the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses.

Property and Equipment

     Property and equipment are stated at cost and depreciated on a straight-line basis over their respective estimated useful lives, which are generally three to seven years. In accordance with the fresh-start reporting, the value of the fixed assets was adjusted to fair market value. Equipment utilized for specific client applications are depreciated over the life of that clients contract. Leasehold improvements are amortized over the shorter of the lease period or their estimated useful life using the straight-line method. Maintenance and repairs are charged to expense as incurred, improvements are capitalized.

Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

Stock-Based Compensation

     The Company uses the intrinsic value-based method to account for its employee stock-based compensation grants and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Expense associated with stock-based compensation is being amortized over the vesting period of the individual options. Charges for non-employee, stock-based compensation are measured using fair value-based methods.

Goodwill and Other Intangible Assets

     Goodwill and other intangible assets are comprised of amounts recorded in business acquisitions and reorganization value in excess of identifiable tangible assets and was being amortized on a straight-line basis over periods ranging from 3 to 7 years. Intangible assets include the value of excess purchase price over net assets acquired, less those assets discarded as part of the discontinued operations treatment and thus primarily consist of goodwill and are shown net of accumulated amortization of $355,000 for the years ended December 31, 2000. The Company evaluates its long-lived assets, including goodwill, for impairment whenever events or change in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In conjunction with its discontinued operations charge, the Company recorded an impairment loss of approximately $6.5 million for the year ended December 31, 2000.

     In July 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually. Intangible assets with definite useful lives will be amortized to expense. The Company is required to adopt the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. In accordance with SOP 90-7 and the application of fresh-start reporting, we adopted SFAS No. 141 and SFAS No. 142. The adoption of SFAS No. 141 had no impact on our consolidated financial statements. The adoption of SFAS No. 142 results in the classification of the reorganization intangible recognized in fresh-start reporting as goodwill with an indefinite life. As a result, the goodwill will not be amortized, but will be reviewed annually for impairment.

Net Loss Per Share

     Basic and diluted net loss per share has been computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of computing net loss per share for the two months ended December 31, 2001, the Company used the estimated number of shares to be issued under the Plan of Reorganization, including those to be issued to certain holders of unsecured creditor claims, those to the shareholder of the Predecessor Company reflecting a 1 for 6 reverse split and other shares issuable under terms of the Plan of Reorganization.

     Diluted net loss per share does not include the effect of the following common equivalent shares as the effect of their inclusion is antidilutive during each period:

                                                       Year Ended December 31,
                                                       -----------------------
                                                        2000            2001
                                                        ----            ----
          Shares issuable under stock options         3,932,000           --
          Shares issuable pursuant to warrants to
          purchase common stock                         798,070      1,000,000

Per share amounts for 2000 do not reflect the impact of the bankruptcy petition and associated approved conditions.

(6)  Business Combinations

     During 2000, the company completed one acquisition, an Atlanta-based provider of dedicated Internet access and hosting solutions to middle market companies. As acquisition consideration, the Company issued 661,000 shares of common stock and agreed to issue an additional 300,000 shares if the operation meets certain revenue targets or other specified conditions were met. Additionally, the shareholders also received a put option to require eNucleus to repurchase 60,000 shares at $5.00 per share on May 11, 2001. The purchase price of 661,000 shares, valued at $1,735,125, has been allocated to the acquired assets and liabilities based on their respective carrying values, as these carrying values (net value of $13,053) are deemed to represent fair market value of these assets and liabilities and to goodwill. As part of the Company's reorganization in the third quarter of 2000, the company discontinued offering client premise equipment sales and associated professional services. As part of this decision, the Company recorded a charge of approximately $800,000 related to the write-off of goodwill resulting from this transaction. Additionally, as a result of the discontinuation of certain business and the release of certain personnel, the shareholders of WebNet were granted the additional 300,000 shares.

     This acquisition has been accounted for using the purchase method of accounting and, therefore, its operations have been consolidated from the date of their acquisitions. Assuming the acquisition had been consummated as of January 1, 2000 the audited pro form results of operations would have been:
Revenue of $141,000, Net Loss of $24.1 million, and Basic and Diluted net loss per share of $2.00 using 12,047,066 shares in the pro forma per share calculation. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

(7)  Financial Statement Components

Accounts Receivable

Accounts receivables are shown net of the allowances for doubtful accounts of $3,500 and $45,365 for 2001 and 2000, respectively.

Property and Equipment

     Property and equipment consisted of furniture, fixtures, and computer equipment and are net of accumulated depreciation of $63,000 and $355,000 as of December 31, 2001 and 2000, respectively.

Accrued Expenses

         Accrued expenses consisted of the following:

                                                             December 31,
                                                             ------------
                                                         2001           2000
                                                         ----           ----
           Accrued fees for registration rights on    $     --       $  655,384
           stock issued
           Extension fees                                   --          305,200
           Accrued interest                                6,841        354,586
           Accrued payroll and commissions                63,062        196,192
           Tax liabilities                                94,262        164,870
           Professional fees                             388,768         50,000
           Other                                          86,268        196,107
                                                      ----------     ----------
                                                      $  639,201     $1,922,339
                                                      ==========     ==========

(8)  Bank Borrowings and Debt

As of December 31, 2001 the Company's total long-term debt outstanding was as follows:

              Reorganized Company--
                  Senior Secured Notes Payable           383,476
                  Bank Note Payable                      549,998
                  Junior Secured Note Payable            500,000
                  Tax Claim Notes Payable                330,075
                  Duke-Weeks Note Payable                141,951
                                                       ---------
                                                       1,905,500
              Less current maturities                  (633,431)
                                                       ---------
                                                       1,272,069
                                                       =========




     Upon confirmation of the Company's Plan of Reorganziation, all of the outstanding indebtedness was restructured. Pursuant to the Plan, the following notes payables are outstanding.

As part of our Plan of Reorganization, we entered into a borrowing facility with Sunami Ventures, LLC ("Sunami") (a related party) for $1.5 million, of which $1.0 million of this facility is designated for the purpose of financing equipment on behalf of customers. Sunami shall receive on account of the borrowings, five shares of New Common Stock for every dollar loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2001, eNucleus has received approximately $321,000 under this facility the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. Pursuant to the Sunami financing agreement, in December, 2001, we entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement is secured by certain our assets, guaranteed by Mr. Paulsen and bears interest at the rate of 16%. As of December 31, 2001, eNucleus has received approximately $62,000 under this facility and subsequent to year end we have received an additional $145,000 through March 31, 2002.

     The Bank Note Payable of $500,000 plus accrued interest and attorney's fees shall be restructured into a three year secured note in the amount of the total allowed claim less $225,000 which is payable by the Company as soon as reasonably practicable. To date, the Company has paid $50,000 toward the $225,000 payment due and is in discussions with the bank on restructuring such remaining amounts due. The note is secured by a first priority lien on all of the Company's Litigation Claims and a second priority lien on all other assets of the Company.

     Holders of allowed tax claims, including the Internal Revenue Service and certain state revenue agencies, received in full satisfaction, settlement of and in exchange for its tax claim, a six year 6.5% promissory note in an amount equal to the principal amount of its tax claims, payments of principal and interest due monthly. We issued notes totaling approximately$330,000 for allowed tax claims.

     Duke Weeks, the Company's previous landlord for its Atlanta operations, received a 3 year note payable in the amount of its total allowed claim. Monthly payments of $1,000 are due with the first payment in each year due of $10,000. The final payment will include the remaining outstanding principal plus accrued interest.

     In accordance with the Plan of Reorganization, certain unsecured claimants elected to invest an additional 10% on a portion of the unsecured claim and received a Junior Secured Note on the portion of the unsecured claim. Such note accrues interest at 12% per annum with principal and interest due in twenty-four months from the date of issuance.

     The following discussion covers bank borrowings and other debt outstanding of the Predecessor Company.

     On March 21, 2000, the Company issued senior bridge notes in the aggregate principal amount of $6,104,000. The note investors also received 1,692,172 shares of common stock. The notes were due on July 6, 2000 and pay interest of 12% per annum on a monthly basis. The Company elected to extend the maturity date of these notes for another 120 days pursuant to the terms. On November 3, 2000 the senior bridge notes came due.

     The Company entered into a $500,000 line of credit facility with a bank which is secured by the assets of the Company and personally guaranteed by the Company's President. The line of credit bears interest at the rate of prime plus one percent and was payable upon demand. This facility has been restructured as a result of the reorganization.

     The Company entered into an inventory financing facility with NationsCredit Distribution Finance ("Nations"). Borrowings under this facility (approximately $357,000 at December 31, 2000), are included within accounts payable. This facility was paid in full from proceeds of the bridge financing in March 2001.

     In conjunction with the acquisition of ITS, the Company issued a $1,000,000 subordinated note. The note bears interest at the rate of prime plus one percent, and is secured by 400,000 shares of common stock of the Company's majority shareholder. The note, which was originally due on October 10, 1999, was extended by ITS shareholders in consideration for 100,000 additional shares of the Company's common stock. The aggregate value of these shares ($275,000) was recorded as additional interest expense. The note was due on June 30, 2000. During 2000, the Company retired $600,000 of the note with proceeds from the bridge financing.

     During 1999, the Company agreed to convert approximately $360,000 of accounts payable to a vendor into a note payable. The note is payable in monthly amounts of approximately $22,000 through July, 2001 and bears interest at 10%. In August, 2000, the Company agreed to sell the assets of the long-distance reselling business to the vendor holding the note payable, in exchange for the balance outstanding under the note.

(9)  Stockholders' Equity

     In accordance with the Plan, all outstanding shares of old common stock and warrants/options to purchase old common stock were cancelled. As the date of this Report, the Company has not yet distributed shares of New Common Stock and therefore have reported the entire value of common stock as "New Common Equity-Issuable". The Company's common stock will now be traded under the symbol ENCU. Under the Plan, approximately 7.4 million shares of common stock will be issued in exchange for unsecured creditor debt and existing common stock outstanding. Additionally, there are approximately 14 million shares issuable pursuant to the Plan of Reorganization.

     During the first quarter 2001, the Predecessor Company issued 165,000 shares of common stock in exchange for services rendered and amounts due to various vendors and 550,000 shares of common stock to two ex-employees per conditions of their employment agreements and other matters. We recorded additional compensation expense of approximately $82,000 associated with these grants.

     During the year ended December 31, 2000, the Predecessor Company issued an aggregate of 365,366 shares of its common stock to third parties for cash aggregating $548,048 in private sale transactions. The shares were sold at $1.50 per share. The Company issued 576,790 on various dates in satisfaction of services performed for $246,393. The Company also issued to the senior bridge notes 1,692,172 shares of common stock. The value of these shares of $6,104,000 was amortized into interest expense over the life of the notes.


(10) Stock Options and Warrants

     In accordance with the Plan of Reorganization, the Company granted options to purchase up to 2 million shares of New Common Stock to key employees and management. Such options vested on the confirmation date (November 6, 2001) with an exercise price equal to the price of the common stock at that date and have a ten year life.

     In accordance with the Plan of Reorganization, the Company agreed to issue warrants to purchase 1 million shares of common stock to certain unsecured creditors pro rata in accordance with the amount of their allowed claims. The Warrants give the holders thereof the right to purchase, at any time for a period of seven years from the date of issuance (i.e., the effective date of the Plan), one share of the New Common Stock at a price of Twenty Cents ($0.20) per share. The Warrants also contain a "Cashless Exercise" provision which provide that in the event the stock has traded at an average price in excess of $2.00 per share for at least 30 days preceding an exercise of any warrants, the holders thereof may elect to exercise the Warrants in whole or in part and instruct the Company to withhold from the securities issuable upon exercise, a number of securities, valued at the current fair market value on the date of exercise, as the payment of the exercise price.



     At various dates during 2000 the Company issued warrants to purchase approximately 185,000 shares of the Company's common stock at exercise prices ranging from $2.75 per share to $3.625 per share. The Company recorded expenses of approximately $350,000 associated with these grants.

     At various dates during 2000, the Company granted options to purchase an aggregate of 6,014,500 shares of the Company's common stock to employees and certain members of the board of directors at exercise prices ranging from $0.1875 to $4.00 per share.

Fair Value Disclosures

     The Company uses the intrinsic value method in accounting for its employee stock-based compensation plans. Had compensation cost been determined in accordance with SFAS No. 123 for all of the Company's employee stock-based compensation plans, net loss and net loss per share would have been changed to the amounts indicated below (in thousands, except per share data):


                                        Two Months     Ten Months
                                          Ended          Ended        Year Ended
                                         Dec. 31        Oct. 31         Dec. 31
                                           2001           2001           2000
                                           ----           ----           ----
               Net loss
               As reported               $ (202)       $(5,156)       $(24,135)
               Pro forma                   (202)        (5,161)        (24,285)
               Basic and diluted net
                 loss per share:
               As reported               $(0.01)       $ (0.38)       $  (2.04)
               Pro forma                  (0.01)         (0.38)          (2.06)

     The fair value of each stock option and warrant is estimated on the date of grant using the Black-Scholes option pricing model with no expected dividends, expected lives of the contractual term (generally 10 years), risk-free interest rates of 4.2-6.5% and volatility of 260%.

A summary of the Company's option activity for the years ended December 31, 2001 and 2000 are as follows:

                                                                        December 31,
                                                                        ------------
                                                          2001                                2000
                                                          ----                                ----
                                                             Weighted Average                    Weighted Average
                                               Shares         Exercise Price        Shares        Exercise Price
Outstanding at beginning of year              3,932,000           $0.75             423,000           $1.87
Granted                                       4,050,000            0.07           6,014,500            1.10
Forfeited/Cancelled                           4,932,000            0.63           2,505,500            1.77
Exercised                                     3,050,000            0.03                   0               0
                                              ---------       ---------           ---------       ---------
Outstanding at the end of the year                    0               0           3,932,000           $0.75
                                              ---------       ---------           ---------       ---------

Exercisable at the end of the year                    0               0           1,785,000           $0.75
                                              ---------       ---------           ---------       ---------


The weighted average fair value of options granted during the years ended
December 31, 2001 and 2000 was $0.001 and $0.77, respectively.

As of December 31, 2001, there were no outstanding options.

                                      F-14



A summary of the Company's warrant activity for the years ended December 31, 2001 and 2000 are as follows:

                                                                        December 31,
                                                                        ------------
                                                       2001                                2000
                                                       ----                                ----
                                                            Weighted Average                    Weighted Average
                                               Shares        Exercise Price        Shares        Exercise Price
                                               ------        --------------        ------        --------------
Outstanding at beginning of year               798,070            $2.14           2,044,732           $1.84
Granted                                      1,000,000             0.20             184,738            3.55
Forfeited                                      798,070             2.14                   0               0
Exercised                                            0                0          (1,269,500)           1.66
                                            ----------       ----------          ----------      ----------
Outstanding at the end of the year           1,000,000             0.20             798,070           $2.14
                                            ----------       ----------          ----------      ----------

Exercisable at the end of the year           1,000,000             0.20             798,070           $2.14
                                            ==========       ==========          ==========      ==========

The weighted average fair value of warrants granted during the years ended
December 31, 2001 and 2000 were $0.001 and $1.68, respectively.




(11) Commitments and Contingencies

Leases

     The Company has entered into an operating leases extending through 2008.
Future minimum lease payments as of December 31, 2001 are as follows:

                  Year Ending December 31,
                  ------------------------

                  2002                                   236,400
                  2003                                   236,400
                  2004                                   236,400
                  2005                                   236,400
                  2006                                   236,400
                  2007                                   236,400
                  2008                                   197,000
                                                         -------
                  Total minimum lease payments       $ 1,615,400
                                                     ===========

     The Company's rent expense was $28,000, $196,000 and $529,000 for the two months ended December 31, 2001, ten months ended October 31, 2001 and the year ended December 31, 2000 respectively.

Contingencies

     The Company is engaged in certain legal actions arising in the ordinary course of business. The Company believes that it has adequate legal defenses and that the ultimate outcome of these actions will not have a material effect on the Company's financial position and results of operations. Prior to our filing for protection under bankruptcy, we were a party to several creditor collection actions. However, as a result of our bankruptcy filing, these matters and many other threatening proceedings have been resolved and terminated. We believe that there is no proceeding threatened or pending against us which, if determined adversely, would have a material adverse effect on the financial condition or results of operations of eNucleus.

     As part of the bankruptcy filing, all executory contracts and unexpired leases, which were not previously assumed or rejected by the Company or otherwise not specifically assumed as part of the Plan of Reorganization, were

                                      F-15

deemed rejected. Certain contract providers continued to provide services to the Company, even though such contract was deemed terminated, and have requested payments due for services rendered to the Company of approximately $250,000. The Company has not recorded such liabilities in its financial statements and expects to aggressively defend itself against such payments requested.

(12) Related-party transactions.

     At May 10, 2001, the date of the Company's bankruptcy filing, eNucleus recorded amounts due to John C. Paulsen, the President and CEO, of $772,000, including $502,000 for cash loans made to eNucleus and $270,000 for deferred compensation and unreimbursed expenses. During the year 2000, Mr. Paulsen loaned additional monies and received cash repayments of loans and other monies, which included the repurchase of 264,078 shares of common stock for $1.50 per share. The repurchase of shares of common stock was approved by the Board of Directors as a method of reimbursement for unpaid salary, expenses and monies loaned to the Company which had been previously written off.

     During 2000, eNucleus repurchased 170,480 shares of common stock for $1.50 per share from Henry Paulsen, John Paulsen's father. Proceeds paid were net of the receivable of $26,000 due from Henry Paulsen. The repurchase of shares of common stock was approved by the Board of Directors as a method of reimbursement for unreimbursed expenses and other monies loaned to the Company which had been previously written off. During 1999, Henry Paulsen, made cash loans to eNucleus and cash payments to vendors totaling $216,000 and received cash advances from eNucleus of $311,000. As of December 31, 1999, eNucleus carried a receivable from Mr. Paulsen of $26,000.

In August, 2000, eNucleus entered into a demand loan facility with Sunami Ventures, LLC ("Sunami") (a Corporation managed and controlled by Mr. Henry Paulsen). The facility provides for borrowings of up to $750,000, bears interest at the rate of twelve percent and was payable no later than August, 2001. As of May 10, 2001, eNucleus had borrowed $731,000 from Sunami under this facility.

As part of our Plan of Reorganization, we entered into a borrowing facility with Sunami Ventures, LLC ("Sunami") for $1.5 million, of which $1.0 million of this facility is designated for the purpose of financing equipment on behalf of customers. Sunami shall receive on account of the borrowings, five shares of New Common Stock for every dollar loaned and a Senior Secured Note for the amount of the borrowings. As of December 31, 2001, eNucleus has received approximately $321,000 under this facility the proceeds of which have been used to satisfy certain petitions resulting from the bankruptcy and post-petition operating requirements. Pursuant to the Sunami financing agreement, in December, 2001, we entered into a three-year $545,000 secured demand loan agreement with Capital Equity Group. The note agreement is secured by certain our assets, guaranteed by Mr. Paulsen and bears interest at the rate of 16%. As of December 31, 2001, eNucleus has received approximately $62,000 under this facility.

     In December, 2001, eNucleus entered into a lease agreement with Sunami for approximately 5,000 sq ft. in Roswell, Georgia serving as our branch office and data center/operating facility in Atlanta, Georgia. The lease provides for monthly payments of approximately $20,000 and expires in 2008.

(13) Income Taxes

     As of December 31, 2000, the Company had generated net operating loss carryforwards of approximately $32 million. The Company recorded a valuation allowance for the full benefit of the loss carryforward. During 2001 the Company filed for bankruptcy protection. As a result of the approved Plan of Reorganization, there will be a substantial change in ownership resulting from the creditors conversion into common stock and other matters. Federal and state tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code,
Section 382. However, there are certain exceptions related to bankruptcy. Management has not yet determine the impact of the bankruptcy on its loss carryforwards, however any amounts that would arise would be fully reserved through a valuation allowance.



(14) Segment Information

     The Company has no separately reportable segments in accordance with SFAS
No. 131 and therefore does not report operations, identify assets and/or other resource related to business segments. The Company operates its business and manages financial information collectively under managed services. Prior to it's restructuring and discontinuance of operations, the Company reported revenues, under enterprise-wide disclosure requirements of: reselling of long distance telecommunications, professional services and sales of client premise equipment.

(15) VALUATION AND QUALIFYING ACCOUNTS

                                                  Balance at   Charges to      Increase                    Balance
                                                  Beginning    Operating        Due to        Accounts      at End
                                                  of Period     Expenses     Discontinued    Written-off  of Period
                                                  ---------     --------     ------------    -----------  ---------
                                                                            (in thousands)

  Accounts receivable allowance activity for        $   0        $   4         $   0            $   0       $   4
  the two months ending December 31, 2001
  Accounts receivable allowance activity for        $   0        $  22         $   0            $ (22)      $   0
  the ten months ending October 31, 2001
  Accounts receivable allowance activity for        $   0        $   0         $  45            $ (97)      $   0
  the year ending December 31, 1999



(16) RESTATEMENT

     The Company concluded, after subsequent analysis, that the previously reported Reorganization Value should be valued at $3.7 million to reflect the value of the entity after the Chapter 11 reorganization. The restatement resulted in a revised value of Goodwill and Other Intangibles from $15.2 million to $4.2 million and a revised value of New Common Stock - Issuable from $14.7 million to $3.7 million. Except for those changes, there was no other impact on the financial statements.

                                      F-17

SECOND QUARTER FINANCIAL STATEMENTS


                                 eNUCLEUS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                         June 30,      Dec 31,
                                                           2002         2001
                                                        ==========   ==========
                                                        (unaudited)   (restated)
ASSETS
Current Assets:
  Cash                                                       1,172          808
  Accounts receivable, net                                   3,736       13,339
  Other current assets                                      94,070       51,348
                                                        ----------   ----------
    Total current assets                                    98,978       65,495

Property and equipment, net                              1,662,906    1,850,597
Goodwill                                                 4,186,554    4,186,554
Other assets                                               100,000      100,000

                                                        ----------   ----------
    Total assets                                         6,048,438    6,202,646
                                                        ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                         219,168      188,405
  Notes payable                                            669,809      633,431
  Accrued expenses                                         385,154      639,201
                                                        ----------   ----------
    Total current liabilities                            1,274,131    1,461,037

Long-term liabilities                                    1,373,101    1,272,069
                                                        ----------   ----------
    Total liabilities                                    2,647,232    2,733,106
                                                        ----------   ----------

Stockholders Equity:
  Common stock                                              12,333         --
  Additional paid-in-capital                             1,685,230         --
  New common stock - issuable                            2,413,326    3,671,934
  Accumulated deficit                                     (709,683)    (202,394)
                                                        ----------   ----------
    Total stockholders equity                            3,401,206    3,469,540
                                                        ----------   ----------
    Total liabilities and stockholders equity            6,048,437    6,202,646
                                                        ==========   ==========



                                                      eNUCLEUS, INC.
                                      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                        (UNAUDITED)


                                                 Reorganized         Predecessor
                                                   Company            Company           Reorganized        Predecessor
                                                Three Months        Three Months          Company            Company
                                                    Ended              Ended          Six MonthsEnded    Six Months Ended
                                                June 30, 2002      June 30, 2001       June 30, 2002       June 30, 2001

Revenue                                         $     56,783       $    139,975        $     90,101        $    318,911


Operating expenses                                   147,557            334,784             332,726             972,810

Bankruptcy related expenses                           76,084               --               125,510                --

Net reorganization expense                              --            1,892,979                --             1,892,979

Depreciation and amortization expense                 93,846            147,368             187,692             294,736
                                                ------------       ------------        ------------        ------------

Operating loss                                      (260,704)        (2,235,156)           (555,827)         (2,841,614)


Interest and other income (expense)                   62,684           (202,083)             48,538            (573,773)

Income tax expense                                      --                 --                  --                  --
                                                ------------       ------------        ------------        ------------

Net loss                                        $   (198,020)      $ (2,437,239)       $   (507,289)       $ (3,415,387)
                                                ============       ============        ============        ============

Basic and diluted net loss per common
 share                                          $      (0.01)      $      (0.18)       $      (0.03)       $      (0.25)

Weighted average shares outstanding -
basic and diluted                                 20,009,898         13,620,432          20,009,898          13,430,432


                                                           F-19



                                            eNUCLEUS, INC.
                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              (UNAUDITED)



                                                          REORGANIZED COMPANY      PREDECESSOR COMPANY
                                                            SIX MONTHS ENDED         SIX MONTHS ENDED
                                                             JUNE 30, 2002            JUNE 30, 2001
                                                          -------------------      -------------------

Cash Flows from operating activities:
  Net loss ..............................................     $  (507,289)            $(3,145,387)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating  activities:
  Non-cash reorganization expense .......................            --                 2,824,020
  Non-cash reduction of debt ............................         (87,368)                   --
  Depreciation and amortization .........................         187,692                 294,736
  Compensation expense related to issuance of equity
    security ............................................            --                    82,500
  Changes in operating assets and liabilities ...........         182,551                 290,018
                                                              -----------             -----------
  Net cash from operating operations ....................        (224,414)                 75,887
                                                              -----------             -----------
Cash flows from investing activities:
  Capital expenditures ..................................            --                   (65,597)
                                                              -----------             -----------
    Net cash used for investing activities ..............            --                   (65,597)
                                                              -----------             -----------

Cash flows from financing activities:
  Proceeds from notes payable, net ......................         224,778                  23,023
                                                              -----------             -----------
    Net cash provided by financing activities ...........         224,778                  23,023
                                                              -----------             -----------

  Increase (decrease) in cash ...........................             364                  33,323
  Cash, beginning of period .............................             808                   1,452
                                                              -----------             -----------
  Cash, end of period ...................................     $     1,172             $    34,775
                                                              ===========             ===========

Non-cash activities:
  Issuance of stock in exchange for debt ................     $   438,955                    --


                                                 F-20

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation against expenses (including attorneys fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation; provided, however, that if the person is found to be liable to the corporation, no indemnification shall be made except to the extent that the court determines that indemnification is fair and reasonable under the circumstances.

     Section 145(g) of the General Corporation Law provides, in general, that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

     Section 102(b)(7) of the General Corporation Law provides, in general, that a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law (dealing with the payment of unlawful dividends, stock purchases or redemptions), or (iv) any transaction in which the director derived an improper personal benefit.

     Article XVI of the our Certificate of Incorporation limits the personal liability of a director as permitted by the General Corporation Law and Article XV of our Certificate of Incorporation gives a director or officer the right to be indemnified by us to the fullest extent permitted under Delaware law.

ITEM 25: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

     The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by us, are as follows:


Registration Fee                                $    500
Printing                                          10,000
Legal Fees and Expenses                           20,000
Accounting Fees and Expenses                      10,500
Miscellaneous                                      9,500
                                                --------

         Total                                  $ 50,000


ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 27: EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

2.1 Plan of Reorganization of eNucleus, Inc. and Confirmation Order by the U.S. Bankruptcy Court for the Northern District of Illinois dated November 8, 2001 (Incorporated by reference to the Company's 2000 Form 10-KSB filed on March 21, 2002)

3.1  Certificate of Incorporation of eNucleus, Inc. (Incorporated by Reference)

3.2  By-Laws (Incorporated by Reference)

4.1 Form of Loan and Security Agreement dated May, 2001 by and among eNucleus, Inc. and Sunami Ventures, LLC

4.2 Form of Loan and Security Agreement dated December 21, 2001 among eNucleus, Inc. and Capital Equity Group, LLC

4.3 From of Junior Secured Loan Agreement by and among eNucleus, Inc.and certain Allowed Claims 5.1 Opinion of Arnstein & Lehr regarding the legality of Common Stock.

10.1 Lease Agreement dated October, 2001 amount eNucleus, Inc. and Sunami Ventures, LLC

10.2 Form of Employment and Stock Purchase Agreement

10.3 Incentive Stock Option Plan

10.4 Warrant Plan to Creditors

10.5 Equity Line of Credit Agreement dated October 28, 2002, by and between eNucleus, Inc. and Cornell Capital Partners, L.P.

10.6 Blackwater capital investment banking agreement

*23.1 Consent of Bujan & Associates, Ltd.

23.2 Consent of Arnstein (included in exhibit 5.1)

24.1 Power of Attorney


* Filed with this Registration Statement.

ITEM 28: UNDERTAKINGS.

     The undersigned registrant will:

     (1) File, during any period in it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) reflect, in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Chicago, State of Illinois, on this 7th day of November, 2002.


                                            ENUCLEUS, INC.



                                            BY:  /s/  John C. Paulsen
                                               -------------------------------
                                                      John C. Paulsen
                                                      Chairman of the Board and
                                                      Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following individuals in the capacities and on the date indicated.

Pursuant to the requirements of the Securities Act of 1933, this 7th day of November, 2002.



/s/  John C. Paulsen                        Chairman of the Board,
------------------------                    Chief Executive Officer,
     John C. Paulsen                        Chief Financial Officer and
                                            Secretary (principal executive and
                                            financial officer)